As filed with the Securities and Exchange Commission on September 8, 2017

File No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO

SECTION 3(b)(2)

OF THE INVESTMENT COMPANY ACT OF 1940

NATIONAL SECURITIES CLEARING CORPORATION

55 WATER STREET

NEW YORK, NY 10041

Communications, Notice and Order to:

David F. Freeman, Jr.

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Ave., NW

Washington, DC 20001

Copies of Communications, Notice and Order to:

Charles D. Bethill

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, NY 10019-9710

Dated as of September 6, 2017

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

IN THE MATTER OF: NATIONAL SECURITIES CLEARING CORPORATION 55 WATER STREET NEW YORK, NY 10041 File No.

APPLICATION FOR AN ORDER PURSUANT TO

SECTION 3(b)(2)

OF THE INVESTMENT COMPANY ACT OF 1940

I. INTRODUCTION

National Securities Clearing Corporation (“NSCC” or “Applicant”) requests an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 3(b)(2) of the Investment Company Act of 1940, as amended (the “Act” ), declaring that NSCC is “primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities” and, therefore, is not an “investment company” within the meaning of the Act and the rules and regulations thereunder (the “Rules”).

References to “Sections” in this Application are references to Sections of the Act unless otherwise indicated. References to “Rules” in this Application are references to Rules under the Act unless otherwise indicated. Terms used in this Application that are defined in the Act or the Rules have the meanings given to such terms therein.

NSCC is a clearing agency that provides clearing, settlement, risk management and central counterparty (“CCP”) services to the registered broker-dealers, banks, and other market participants that are its “Members,” as such term is defined in the rules and procedures of NSCC (the “NSCC Rules”), for broker-to-broker trades in the United States involving equities, corporate and municipal debt, American depositary receipts (“ADRs”), exchange traded funds (“ETFs”) and unit investment trusts (“UITs”). In addition to these core services, NSCC also offers ancillary, non-guaranteed services, including its wealth management services (“WMS”) and its insurance and retirement services (“I&RS”), which automate manual processes in the mutual funds, insurance and alternative investment products areas.

NSCC is organized under the Business Corporation Law of the State of New York and is registered as a clearing agency under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder (the “Exchange Act Rules”). NSCC has also been designated as a systemically important financial market utility (a “SIFMU”) by the Financial Stability Oversight Council (“FSOC”) under Title VIII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). As a registered clearing agency, NSCC is regulated by the Commission. As a SIFMU, NSCC is subject to enhanced supervision by the Commission in consultation with the Board of Governors of the Federal Reserve System (the “FRB”).

NSCC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). NSCC has one authorized class of stock, which is common stock. All issued and outstanding shares of NSCC common stock are held by DTCC. There is no trading market for NSCC common stock. NSCC has no operating subsidiaries.

As the facts set out in this Application demonstrate, NSCC is primarily engaged in the business of providing clearing, settlement, risk management, CCP and ancillary services to its Members, and is not primarily engaged “in the business of investing, reinvesting, owning, holding or trading in securities” within the meaning of Section 3(a)(1)(C).

A.	Present Status of NSCC

NSCC does not hold itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities within the meaning of Section 3(a)(1)(A). NSCC also is not engaged in the business of issuing face-amount certificates of the installment type within the meaning of Section 3(a)(1)(B).

As described in further detail in this Application, due to the nature of its operations and the large volume and dollar value of trades it guarantees, NSCC maintains (a) a large amount of cash on hand and (b) a large amount of cash and securities in its clearing fund (“Clearing Fund”), which may be used by NSCC to facilitate settlement in the event of a Member default and to cover potential losses due to such an event. NSCC is permitted under the NSCC Rules to invest Clearing Fund cash and its other cash on hand in accordance with an investment policy (the “Clearing Agency Investment Policy”) applicable to NSCC. The Clearing Agency Investment Policy has been approved by the board of directors of NSCC (the “NSCC Board”) and the Commission.1 Going forward, any material change to the Clearing Agency Investment Policy will have to be approved by the NSCC Board (as it relates to NSCC). In addition, any change to the Clearing Agency Investment Policy, regardless of materiality, will be submitted to the Commission pursuant to Exchange Act Rule 19b-4 (with confidential treatment requested).

[1]	See Securities Exchange Act Release No. 34-79528 (December 12, 2016), 81 FR 91232 (December 16, 2016) (SR-DTC-2016-007; SR-FICC-2016-005; SR-NSCC-2016-003).

NSCC has previously held greater than 40% of the value2 of its total assets, exclusive of Government securities and cash items, in bank certificates of deposit (“CDs”) and other “investment securities” as defined in Section 3(a)(2). NSCC has relied on Rule 3a-3, which provides an exemption for wholly-owned subsidiaries of a company that is not itself an investment company, as its exemption under the Act from investment company status. However, the exemption in Rule 3a-3 does not apply if the wholly-owned subsidiary has issued paper (other than short-term paper) to other holders.

On September 10, 2015, NSCC launched a commercial paper and extendible note program (the “CP Program”), pursuant to which NSCC may, from time to time, issue to holders (a) commercial paper notes with a maturity of up to and including 397 calendar days from the date of issue and (b) extendible notes with an initial maturity up to and including 397 calendar days from the trade date, which may be extended, at the election of the holder, to a final maturity not to exceed six years from the trade date.3 Accordingly, if NSCC issues paper other than short term paper under the CP Program, NSCC will no longer be able to rely on the exemption in Rule 3a-3. Out of an abundance of caution, (a) prior to the launch of the CP Program, NSCC reduced its holdings of investment securities to less than 40% of the value of NSCC’s total assets, exclusive of Government securities and cash items, and (b) pending this Application, NSCC has maintained its holdings of investment securities below the 40% threshold.

[2]	For purposes of Section 3, Section 2(a)(41) defines “value” to mean (i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are readily available, the market value at the end of such quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost of the securities and other assets. The values stated in this Application are determined in accordance with GAAP. The vast majority of NSCC’s assets are cash and securities and are valued at fair value in accordance with GAAP. A small amount of NSCC’s assets (approximately 1%) are valued at cost in accordance with GAAP.
[3]	See Securities Exchange Act Release No. 34-75730 (August 19, 2015), 80 FR 51638 (August 25, 2015) (SR-NSCC-2015-802) (Notice of Filing of Amendment No. 1 and No Objection to Advance Notice Filing, as Modified by Amendment No. 1, to Establish a Prefunded Liquidity Program As Part of NSCC’s Liquidity Risk Management).

NSCC may again wish to hold greater than 40% of the value of its total assets, exclusive of Government securities and cash items, in bank CDs and other investment securities. Upon such change in the composition of its assets, NSCC might fall within the definition of “investment company” under Section 3(a)(1)(C). However, Applicant believes that it is “primarily engaged directly . . . in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” Accordingly, Applicant believes that it can rely on the exclusion from the definition of “investment company” contained in Section 3(b)(1) as the basis for its position that it is not an investment company within the meaning of Section 3(a)(1)(C).4

Applicant notes that it cannot rely on Rule 3a-1 as an exemption under the Act from investment company status because it may again wish to hold greater than 45% of the value of its total assets, exclusive of Government securities and cash items, in bank CDs and other investment securities and, upon such change in the composition of its assets, will not meet the requirements of Rule 3a-1. Applicant also notes that it cannot rely on Rule 3a-2 for an exemption under the Act from investment company status because it is not a “transient investment company.”

B.	Need for an Order

Applicant believes that the facts discussed in this Application fully support its reliance on the exclusion provided by Section 3(b)(1). However, Applicant believes that the legal certainty of an order pursuant to Section 3(b)(2) is necessary and appropriate for the reasons set forth below.

[4]	See National Prepaid Legal Services, Inc., SEC No-Action Letter (publicly available July 7, 1980). NSCC is not inquiring, and the Commission is not determining, whether NSCC can rely (or could previously rely) on the exemption provided by Section 3(b)(1) or Rule 3a-3. Any order issued pursuant to this Application will not apply retroactively.

1.	Critical Role in U.S. Financial System

Because of the critical role that NSCC plays in the U.S. financial system, as evidenced by its designation as a SIFMU by FSOC, and the wide range of stakeholders that interact with NSCC, including its Members, its settling banks, and the holders of its notes and other financiers, Applicant believes that it is vitally important, for itself and especially for its stakeholders, that NSCC obtain an order providing legal certainty that it is not an investment company under the Act and not subject to any legal risk or penalty under the Act as a result of not being registered as an investment company.

2.	Prudent Corporate Governance

Because parties other than NSCC might view differently the facts or the applicability of certain provisions of the Act to those facts, Applicant believes that, out of an abundance of caution and as a matter of prudent corporate governance, NSCC should obtain an order providing legal certainty that it is not an investment company under the Act and that it is not subject to any legal risk or penalty under the Act as a result of not being registered as an investment company.

Although any question as to NSCC’s status as an investment company would be avoided by maintaining the percentage of its assets represented by investment securities below the 40% threshold, as it is currently doing, NSCC believes that it should not be required to do so in view of the facts and circumstances involved in its case. As described in this Application, the accumulation of cash and investments is an inherent part of NSCC’s business structure because of the nature of its operations and the large volume and dollar value of trades that it guarantees.

NSCC believes that requiring it to maintain its holdings of investment securities below the 40% threshold and to hold more of the Clearing Fund cash and other cash on hand in Government securities would be an inefficient use of its assets that would not serve the best interests of NSCC and its Members and the financial community as a whole.

II. BUSINESS AND INVESTMENTS OF NSCC

NSCC is a registered clearing agency that provides clearing, settlement, risk management and CCP services to its Members for broker-to-broker trades in the United States involving equities, corporate and municipal debt, ADRs, ETFs and UITs. NSCC is the leading provider of such services, clearing virtually all broker-to-broker trades in the United States involving such asset classes. In addition to these core services, NSCC also offers ancillary, non-guaranteed services, including its WMS and I&RS services, which automate manual processes in the mutual funds, insurance and alternative investment products areas.

NSCC operates a continuous net settlement (“CNS”) system, through which trades in CNS-eligible securities are processed.5 NSCC acts as a CCP in respect of such CNS trades, becoming the buyer to every seller and the seller to every buyer, thereby guaranteeing the completion of such trades and eliminating counterparty risk among its Members.6 In its guarantor role, NSCC has obligations to and claims against its Members on opposite sides of guaranteed netted transactions. NSCC uses the Clearing Fund, among other resources, to manage its risks related to its trade guarantee.

[5]	To be CNS-eligible, a security must be eligible for book-entry transfer at DTC and must be freely transferable; for example, securities may be ineligible for CNS processing due to certain transfer restrictions (e.g., 144A securities) or due to the pendency of certain corporate actions.
[6]	NSCC also provides a trade guarantee with respect to Balance Order transactions. NSCC does not become a counterparty to Balance Order transactions, but does provide a trade guarantee to the receive and deliver parties that remains effective through the close of business on the scheduled settlement date. The settlement of Balance Order transactions generally occurs outside of NSCC. As a result, NSCC’s guaranty for these transactions is effectuated as follows: in the event of the insolvency of a Member, Members are required to close out the open guaranteed Balance Order transactions they had with the insolvent party and report gains or losses to NSCC. Any gains must be paid to NSCC, and NSCC will cover the losses on such closed-out transactions.

The Clearing Fund consists of deposits (i.e., margin and other contributions) posted by Members in the form of cash and eligible securities. Pursuant to the NSCC Rules, Members are required to maintain deposits in the Clearing Fund. The amount of each Member’s required deposit is calculated by NSCC using a risk-based margin methodology.7 The deposits are available to NSCC to facilitate settlement in the event of a Member default and to cover potential losses due to such an event.

If a Member defaults, the amounts on deposit to the Clearing Fund from the defaulting Member (along with any other resources of, or attributable to, the defaulting Member that NSCC may access under the NSCC Rules, including under available cross-guaranty agreements with other registered clearing agencies) is the first source of funds that NSCC would use to (a) fund settlement obligations and (b) cover any losses that might result from the closeout of the defaulting Member’s guaranteed positions. NSCC maintains prefunded resources to address “tail losses,” i.e., losses in excess of losses covered by the amounts on deposit to the Clearing Fund from the defaulting Member. Such prefunded resources include (a) at least 25% of NSCC’s retained earnings and (b) the amounts on deposit to the Clearing Fund from non-defaulting Members based upon a loss allocation formula set out in the NSCC Rules.

Due to the nature of NSCC’s operations and the large volume and dollar value of trades that it guarantees, NSCC maintains a large Clearing Fund and a large amount of other cash on hand. As of March 31, 2017, (a) 61.65% of NSCC’s total assets were comprised of Clearing Fund — with 59.08% of NSCC’s total assets comprised of Clearing Fund cash and 2.57% of NSCC’s total assets comprised of other deposits in the Clearing Fund and (b) 36.84% of NSCC’s total assets were comprised of cash and cash equivalents.

[7]	Additional information regarding the Clearing Fund requirement is set forth under the subcaption “C. NSCC Membership” in Section III of this Application.

To more efficiently utilize the Clearing Fund cash and other cash on hand, NSCC seeks to prudently invest part of the Clearing Fund cash and other cash on hand in bank CDs and other investment securities, with the objective of realizing, over the long term, higher returns than returns that may be realized from investments predominantly in Government securities, which are not investment securities under Section 3(a)(2). The managed investment of cash on hand in bank CDs and other investment securities also (a) provides a measure of protection against inflationary factors that may adversely affect NSCC’s resources and (b) bolsters and protects NSCC’s financial position over time. Approximately 23.54% of the Clearing Fund is currently held in money market fund investments. Overnight reverse repurchase agreements are about 6.20%, bank deposits are about 66.10%, and securities on deposit are about 4.16%.8 NSCC does not engage in the trading of securities for speculative purposes.

NSCC’s investments are governed by the Clearing Agency Investment Policy, which governs the management, custody and investment of funds of and held by NSCC. The Clearing Agency Investment Policy has been approved by the NSCC Board and the Commission. The Clearing Agency Investment Policy is designed to comply with the laws, rules and regulations applicable to NSCC as a registered clearing agency and SIFMU, including, without limitation, Exchange Act Section 17A and Exchange Act Rule 17Ad-22.9 Going forward, any material

[8]	Investment allocations provided are as of March 31, 2017. Investment allocations may change from time to time, but all investments will be made in accordance with the terms of the Clearing Agency Investment Policy.
[9]	Exchange Act Rule 17Ad-22 requires, among other things, that a covered clearing agency safeguard its assets, minimize the risk of loss and delay in access to its assets, and invest its assets in instruments with minimal credit, market, and liquidity risks.

change to the Clearing Agency Investment Policy will have to be approved by the NSCC Board (as it relates to NSCC). In addition, any change, regardless of materiality, to the Clearing Agency Investment Policy will be submitted to the Commission pursuant to Exchange Act Rule 19b-4 (with confidential treatment requested).

III. HISTORICAL BACKGROUND OF NSCC; OWNERSHIP, MEMBERSHIP AND FINANCIALS OF NSCC

A.	Organization and NSCC Shares

NSCC was incorporated in 1976 as a business corporation under New York law. NSCC was formed to provide clearing and settlement services and serve as the successor to the clearing corporations of each of the American Stock Exchange (“AMEX”), the New York Stock Exchange (“NYSE”) and the National Association of Securities Dealers (“NASD”), the predecessor to the Financial Industry Regulatory Authority (“FINRA”).

The certificate of incorporation of NSCC (the “NSCC Certificate of Incorporation”) provides that the purposes for which NSCC is formed are:

•	To provide such members and member organizations of the New York Stock Exchange, Inc., the American Stock Exchange, Inc., the National Association of Securities Dealers, Inc., their successors and such other persons, firms and corporations as it shall determine, upon terms and conditions and in the manner and capacity satisfactory to it, with facilities for the comparison and netting of contracts in securities between them and for delivering securities to and receiving securities from each other in the settlement of such contracts or otherwise and to participate in the settlement of contracts in securities between such persons by receiving from and delivering to such persons securities required to be delivered or entitled to be received by them pursuant to such contracts and by receiving from and paying to such persons any amounts payable to or payable by such persons in connection with any of the foregoing transactions or otherwise; and to enter into all such contracts and to do all things necessary or proper to carry out the foregoing purposes;

•	To manufacture, produce, acquire, hold, use, deal in and dispose of, in any manner whatsoever, merchandise, machinery, commodities and articles of commerce of any and every class and description;

•	To acquire, purchase, hold, own, use, develop, manage, operate, lease, deal in and dispose of, in any manner whatsoever, both improved and unimproved real property and any interests therein wherever situated; and to improve the same for purposes of sale or otherwise; and

•	To subscribe for, acquire, hold, buy, sell, use, deal in and dispose of, in any manner whatsoever, any securities created or issued by any persons, corporation or governmental authority.

Nothing in the NSCC Certificate of Incorporation empowers NSCC to engage in an investment company business. NSCC is well known in the financial community as a provider of clearing, settlement, risk management, CCP and ancillary services, not as an investment company. Its operations are national.

NSCC has been privately owned since its incorporation. NSCC was originally owned in equal shares by AMEX, NYSE and NASD. AMEX subsequently transferred all of its stock of NSCC to NYSE and NASD (50% to NYSE and 50% to NASD). In 1999, DTCC acquired NSCC in connection with a transaction pursuant to which NYSE and NASD exchanged all of their stock of NSCC for DTCC series A preferred stock and DTCC series B preferred stock, respectively.

The NSCC Certificate of Incorporation authorizes the issuance of one class of stock, common stock, and only 30,000 shares of that single class. 20,000 shares of NSCC common stock are issued and outstanding and all such shares are held by DTCC. There is no trading market for NSCC common stock. No shares of NSCC common stock have been transferred or sold since DTCC acquired NSCC in 1999. A copy of the NSCC Certificate of Incorporation, as amended, is attached as Exhibit D.

With respect to the ownership of DTCC, DTCC common stock is owned by the users of the services of DTCC’s clearing agency subsidiaries: NSCC, The Depository Trust Company (“DTC”) and Fixed Income Clearing Corporation (“FICC”). No person can purchase DTCC common stock except for such users in strictly limited, formula-based amounts. Pursuant to the Fourth Amended and Restated Shareholders Agreement of The Depository Trust & Clearing Corporation (the “DTCC Shareholders Agreement”), such users are permitted, in the case of users of the non-core services of the clearing agency subsidiaries (“voluntary purchasers”), or required, in the case of users of the core services of the clearing agency subsidiaries (“required purchasers”), to purchase and own DTCC common stock in proportion to their relative use of the services of such subsidiaries, measured by fees paid to such subsidiaries. For this purpose, the outstanding float of DTCC common stock is periodically rebalanced among the holders of shares based on new calculations of their relative use of the services of the clearing agency subsidiaries.10 Holders with fewer shares than they are entitled to own may (in the case of

[10]	See Securities Exchange Act Release No. 34-74142 (January 27, 2015), 80 FR 5188 (January 30, 2015) (SR-FICC-2014-810, SR-NSCC-2014-811, SR-DTC-2014-812) (Notice of No Objection to Advance Notices, as Amended, To Amend and Restate the Third Amended and Restated Shareholders Agreement, Dated as of December 7, 2005).

voluntary holders) or must (in the case of mandatory holders) purchase additional shares from those holders (voluntary holders and mandatory holders) that have more shares than they are entitled to own. All such purchases and sales of shares among holders are executed at the then-applicable tangible book value of the shares, not any market price or negotiated price. The holders of DTCC common stock (the users of the services of DTCC’s clearing agency subsidiaries) are banks, broker-dealers and other market participants.11

B.	Summary of Business and Shareholder Rights

NSCC’s net income for the quarter ended March 31, 2017 was $15.98 million. Net income generated by NSCC in any given year has been, and is expected in the future to be, retained for working capital and to meet regulatory capital requirements.

As of March 31, 2017, 62.05% of NSCC’s current assets consisted of Clearing Fund held to facilitate settlement in the event of a Member default and to cover potential losses due to such an event. As of March 31, 2017, NSCC’s current assets were $7.80 billion, and its current liabilities (primarily Clearing Fund) were $7.43 billion. Its total assets as of March 31, 2017 were $7.85 billion. Attached as Exhibit E is a copy of NSCC’s Unaudited Condensed Financial Statements and accompanying notes as of March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016.

[11]	In addition to its common stock, DTCC has (a) 10,000 shares of series A preferred stock, which are held by NYSE and give NYSE a seat on the board of directors of DTCC (the “DTCC Board”) but no dividend or voting rights, (b) 10,000 shares of series B preferred stock, which are held by FINRA and give FINRA a seat on the DTCC Board but no dividend or voting rights and (iii) 1,600 shares of series C preferred stock, which are held by institutional investors, but do not give such institutional investors voting rights or seats on the DTCC Board, except in certain limited circumstances.

Shares in NSCC have not been, and will not be, held out as a financial investment for profit to the public. NSCC’s directors and officers are not compensated in any way related to or based on NSCC’s investments.

Applicant notes that for the five years ended December 31, 2016, NSCC realized interest income of $14.71 million, while for the same period total revenues12 were approximately $1.65 billion. Accordingly, for purposes of comparison, the amount of interest income for the five year period equaled about 0.89% of the amount of total revenues for the five-year period.13

C.	NSCC Membership

NSCC is a membership organization whose Members are broker-dealers, banks, and other market participants that obtain clearing, settlement, risk management, CCP and ancillary services from NSCC. In order to become a Member, an applicant must meet minimum eligibility criteria (which are specified in the NSCC Rules). An applicant wishing to become a Member must provide NSCC with certain financial and operational information. This information is reviewed to ensure the applicant has sufficient financial resources to make anticipated contributions to the Clearing Fund and to meet its obligations to NSCC. The credit quality of the Member is evaluated at the time of application and monitored on an ongoing basis to determine if the Member continues to be financially stable and able to meet the financial requirements of membership. As part of its review, NSCC utilizes an internal credit risk rating matrix to rate its Members. The resulting rating determines the level of review to be performed on each Member and may impact its Clearing Fund requirements.

[12]	Total revenues, as stated in this Application and on NSCC’s financial statements, reflects revenues from operations. Accordingly, it does not include interest income. Interest income is accounted for on NSCC’s financial statements as a separate line item, and not as part of total revenue.
[13]	As noted in the preceding footnote, total revenues does not include interest income. If interest income were included in total revenues, this percentage would be lower.

NSCC collects Clearing Fund deposits from its Members that are calculated using a risk-based margin methodology. The risk-based methodology enables NSCC to identify the risks posed by a Member’s unsettled portfolio and to quickly adjust and collect additional balances as needed to cover those risks. Throughout the day, NSCC reviews intraday transaction and security pricing to measure changes to its Members’ unsettled and pending transactions and its own exposures. NSCC may collect additional Clearing Fund deposits from its Members based on those exposures. NSCC also requires supplemental liquidity deposits from those Members that regularly incur the largest gross settlement debits over a settlement cycle during option expiry activity periods. Supplemental liquidity deposits augment the Clearing Fund resources and are calculated based on the proportion of the historic peak liquidity exposure that is presented by the applicable Member in excess of NSCC’s then-available total liquidity resources. NSCC is authorized to call for additional supplemental liquidity deposits from a Member when NSCC observes an increase in such Member’s liquidity need in excess of NSCC’s then-available total liquidity resources that is not covered by the supplemental liquidity deposits made by such Member.

NSCC regularly performs back and stress testing of the quality and accuracy of its risk management systems to ensure the adequacy of Clearing Fund requirements and to respond to other risk factors that the tests may reveal.

IV. INVESTMENT COMPANY STATUS OF NSCC

A.	Applicability of Section 3(a)(1)

Section 3(a)(1) contains three separate definitions of “investment company,” one of which, Section 3(a)(1)(C), is most relevant to NSCC’s status.14 Section 3(a)(1)(C) defines the term “investment company” to mean any issuer which:

Is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

NSCC does not currently hold, but has previously held, and may again wish to hold, bank CDs and other investment securities having a value exceeding 40% of the value of NSCC’s total assets, exclusive of Government securities and cash items. If NSCC were again to hold investment securities having a value exceeding 40% of the value of NSCC’s total assets, exclusive of Government securities and cash items, NSCC might be deemed to be an investment company under Section 3(a)(1)(C).

NSCC had approximately $7.85 billion in total assets, including Government securities and cash items, as of March 31, 2017. Of this $7.85 billion, approximately $201.60 million consisted of Government securities representing 2.57% of its total assets. None of this $7.85 billion consisted of “investment securities” within the meaning of Section 3(a)(2).

Prior to the launch of the CP Program, NSCC’s investment securities from time to time constituted over 40% of its total assets, as determined under the Section 3(a)(1)(C) formulation. Since NSCC is a wholly-owned subsidiary of DTCC, NSCC was able to rely on Rule 3a-3 as its

[14]	As discussed under the subcaption “A. Present Status of NSCC” in Section I of this Application, NSCC does not hold itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities within the definition in Section 3(a)(1)(A), nor is NSCC engaged in the business of issuing face-amount certificates of the installment type so as to come within Section 3(a)(1)(B).

exemption under the Act from investment company status. However, the exemption in Rule 3a-3 does not apply if the wholly-owned subsidiary has issued paper (other than short-term paper) to other holders. Under the CP Program, NSCC may, from time to time, issue to holders (a) commercial paper notes with a maturity of up to and including 397 calendar days from the date of issue and (b) extendible notes with an initial maturity of up to and including 397 calendar days from the trade date, which may be extended, at the election of the holder, to a final maturity not to exceed six years from the trade date. Accordingly, if NSCC issues paper other than short-term paper under the CP Program, NSCC will no longer be able to rely on the exemption in Rule 3a-3.

To more efficiently utilize its Clearing Fund cash and cash on hand, to provide a measure of protection against inflationary factors that may adversely affect NSCC’s resources, and to bolster and protect NSCC’s financial position over time, NSCC may again wish to own bank CDs and other investment securities having a value exceeding 40% of the value of NSCC’s total assets, exclusive of Government securities and cash items.

B.	Applicability of Section 3(b)(1)

Section 3(b)(1) provides that, notwithstanding the objective test found in Section 3(a)(1)(C), “[a]ny issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” is not an investment company for purposes of the Act. NSCC is primarily engaged in the business of providing clearing, settlement, risk management, CCP and ancillary services nationwide. Applicant has determined that it is not an investment company as defined in the Act by relying on Section 3(b)(1), but, as discussed under the subcaption “B. Need for an Order” in Section I of this Application, Applicant believes that the certainty of an order pursuant to Section 3(b)(2) is necessary and appropriate in the circumstances.

C.	Applicability of Rule 3a-1

Rule 3a-1 provides an exemption from the definition of investment company if no more than 45% of a company’s total assets (exclusive of Government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the last four quarters combined) is derived from, securities other than Government securities and certain specified securities.

NSCC does not currently hold, but has previously held, and may again wish to hold more than 45% of its total assets in securities other than Government securities and specified securities. If NSCC were again to hold more than 45% of its total assets in securities other than Government securities and specified securities, NSCC would not be able to meet the asset test of Rule 3a-1.

D.	Consequences of Registration

NSCC’s primary business is providing clearing, settlement, risk management, CCP and ancillary services to its Members. If NSCC became subject to regulation as an investment company under the Act, there would be significant consequences to NSCC and, importantly, profoundly negative consequences to the securities offerings and other financial transactions that are cleared through NSCC.

Essentially, the consequences to NSCC of becoming subject to regulation as an investment company under the Act would be that NSCC could not operate as it currently operates or, at the very least, NSCC would find it very burdensome, including considerably more expensive, to operate as it currently operates. This is because NSCC’s primary business of providing clearing, settlement, risk management, CCP and ancillary services to its Members, and its status as a clearing agency registered with the Commission under Exchange Act Section 17A and a SIFMU designated by FSOC under Title VIII of the Dodd-Frank Act, is, as a legal and regulatory matter, incompatible with the Act and the Rules. The Act is intended and designed to regulate investment companies in the primary business of investing, reinvesting, owning, holding or trading in securities and is not intended or designed to regulate companies, like NSCC, in the primary business of providing clearing, settlement, risk management, CCP and ancillary services. As a registered clearing agency and a SIFMU, NSCC is expected to be well capitalized and to have access to the capital markets. The Act limits the ability of an investment company to, among other things pledge assets, which is necessary for a registered clearing agency and a SIFMU. In addition, further restrictions of the Act in the areas of liquidity, disclosure and governance may not be compatible for registered clearing agencies and SIFMUs.

E.	Regulators Have Never Raised a Concern that NSCC Is an Investment Company

As a registered clearing agency, NSCC is regulated by the Commission, which, to NSCC’s knowledge, has never raised any concern that it is an investment company. As a SIFMU designated by FSOC under Title VIII of the Dodd-Frank Act, NSCC is subject to enhanced supervision by the Commission in consultation with the FRB, which, to NSCC’s knowledge, has also never raised any concern that it is an investment company. Further, FSOC’s designation finding did not make reference to NSCC being an investment company or engaging in investment company activities.15

The Commission and the FRB, among other federal agencies, have previously indicated that they believe that financial market utilities (“FMUs”) such as securities clearing agencies generally engage in activities other than those of an investment company. Specifically, in the

[15]	FSOC, Annual Report, “Designation of Systemically Important Financial Market Utilities,” (2012), available at https://www.treasury.gov/initiatives/fsoc/Documents/2012%20Appendix%20A%20Designation%20of%20Systemically%20Important%20Market%20Utilities.pdf.

notice of final rulemaking issued by the Commission and the FRB (among other federal agencies) to implement the Volcker Rule, the agencies supported their decision not to expressly exclude FMUs from the definition of “covered funds” for purposes of the Volcker Rule by stating that “[they] believe that FMUs are not investment vehicles of the type [the Volcker Rule] was designed to address, but rather entities that generally engage in other activities, including acting as central counterparties that reduce counterparty risk in clearing and settlement activities” and noting that “if the FMU is primarily engaged in transferring, clearing, or settling payments, securities, or other financial transactions among or between financial institutions, the FMU could rely on the exclusion to the definition of investment company provided by section 3(b)(1)” of the Act.16

V. FACTORS TO BE CONSIDERED IN GRANTING RELIEF UNDER SECTION 3(b)(2)

Section 3(b)(2) allows the Commission to declare that, notwithstanding Section 3(a)(1)(C), an issuer is not an investment company if the Commission finds that the issuer is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities directly or through majority-owned subsidiaries or controlled companies conducting similar types of businesses. The Commission has enumerated five factors (the “Tonopah factors”) that it will consider in determining whether an issuer is primarily engaged in a non-investment company business for purposes of granting an application for an order under Section 3(b)(2). The Commission has stated that:

Critical to a determination of whether a company is excluded from the definition of investment company by section 3(b)(2) is whether

[16]	See Office of the Comptroller of the Currency, FRB, Federal Deposit Insurance Corporation and Commission, Prohibition and Restrictions on Proprietary Trading and Certain Interests in, and Relationships with, Hedge Funds and Private Equity Funds, 79 FR 5536, 5700 (Jan. 31, 2014).

the company is ‘primarily engaged’ in a non-investment company business. The determination of a company’s primary engagement is a factual issue concerning the nature of its business. Relevant criteria for resolving this issue are: (1) the company’s historical development, (2) its public representation of policy, (3) the activity of its officers and directors, (4) the nature of its present assets, and (5) the sources of its present income.17

In 2007, the Court of Appeals for the Seventh Circuit reaffirmed in SEC v. National Presto Industries, Inc., 486 F.3d 305 (7th Cir. 2007) (National Presto), the ability of an issuer to benefit from the Tonopah factors to gain exemption from investment company status despite the issuer’s status pursuant to Section 3(a)(1)(C). The court, in conducting an investment company analysis of Presto, explained that, in applying the Tonopah factors, while the nature of an issuer’s assets is an important factor, it is not the “most important” factor. National Presto, 486 F.3d at 314.

An analysis of each of the five Tonopah factors, as applied to NSCC, is set forth below.

A.	The Tonopah Factors

1.	Historical Development

The origins of NSCC date back to the paperwork crisis of the late 1960s and early 1970s. In response to the crisis, Congress enacted the Securities Acts Amendments of 1975, which enabled the development of a national securities market system and a national clearance and settlement system and their regulation. See Securities Acts Amendments of 1975, Pub. L. 94-29, 89 Stat. 97 (1975). NSCC was formed in 1976 and currently operates as a wholly-owned subsidiary of DTCC.

[17]	Certain Prima Facie Investment Companies, Investment Company Act Release No. 10937 (Nov. 13, 1979) (citing Tonopah Mining Co of Nev., 26 SEC 426 at 427 (1947)). The Commission has stated that under this “traditional test,” the two most important of the Tonopah factors are the issuer’s assets (the “asset test”) and sources of its income (the “income test”). PacifiCare of Arizona. Inc., et al., Investment Company Act Release No. 26679 (Nov. 22, 2004) (Order) at section “II.C., Traditional Analysis of Primary Business” (the “PacifiCare Order”). Compare with PacificCare Order at section “11.B., Analysis of the Primary Business of an HMO” (Commission de-emphasized the asset test and permitted a revenue test in place of the income test for purposes of determining an HMO’s status under Sections 3(b)(1) and 3(b)(2) of the Act). A more complete discussion of the PacifiCare Order appears under the subcaptions “4. Nature of Assets” and “5. Sources of Present Income,” below in this Section.

As discussed above under the subcaption “E. Regulators Have Never Raised a Concern that NSCC Is an Investment Company” in Section IV of this Application, NSCC (a) is a clearing agency registered with the Commission pursuant to Exchange Act Section 17A and, as such, is subject to comprehensive regulation by the Commission and (b) has been designated by FSOC as a SIFMU under Title VIII of the Dodd-Frank Act and, as such, is subject to enhanced supervision by the Commission in consultation with the FRB. FSOC’s designation finding did not make reference to NSCC being an investment company or engaging in investment company activities and, to NSCC’s knowledge, neither the Commission nor the FRB has ever raised any concern that NSCC is an investment company. Instead, both the Commission and the FRB, among other federal agencies, have previously indicated that they believe that FMUs such as securities clearing agencies generally engage in activities other than those of an investment company.18

Substantially all of NSCC’s activities since its formation have been devoted to providing clearing, settlement, risk management, CCP and ancillary services to its Members, as described throughout this Application, and as reflected throughout its most recent quarterly financial statements attached as Exhibit E. NSCC’s history clearly shows that it is primarily engaged in a non-investment company business.

Since its organization approximately 40 years ago, NSCC has been primarily, if not exclusively, engaged in providing clearing, settlement, risk management, CCP and ancillary services. NSCC’s annual reports and quarterly financial statements are an annual and quarterly

[18]	See supra note 16 and accompanying text.

review of its operations as a provider of clearing, settlement, risk management, CCP and ancillary services as demonstrated by the scope of the discussion in Exhibit E. NSCC’s financial reports contain no “per share” data, “performance” charts, “net asset” values or other such data commonly found or required in investment company publications and communications. Its representations to the public, consistent with its business, are not those of an investment company. NSCC intends to continue to be primarily engaged in providing clearing, settlement, risk management, CCP and ancillary services.

All of the issued and outstanding shares of the common stock of NSCC are held by DTCC and there are no plans to alter this wholly-owned subsidiary structure. There is no market for the shares and they are not redeemable at a “net asset value.” The shares have not been, and will not be, held out as a financial investment for profit to the public.

The incompatibility of NSCC’s business and current regulatory framework with the structure of the Act is discussed in detail under the subcaption “D. Consequences of Registration,” in Section IV of this Application. Applicant believes that its structure and business, as set forth in this Application, clearly distinguish it from traditional investment companies as contemplated by the Act.

2.	Public Representations of Policy

NSCC has never made any public representations that would indicate that it is in any business other than providing clearing, settlement, risk management, CCP and ancillary services. NSCC has never held itself out as an investment company within the meaning of the Act. In addition, to NSCC’s knowledge, neither the Commission nor the FRB has ever expressed concern that NSCC is an investment company. Instead, as discussed above under the subcaption “E. Regulators Have Never Raised a Concern that NSCC Is an Investment Company” in Section IV of this Application, both the Commission and the FRB, among other federal agencies, have previously indicated that they believe that FMUs such as securities clearing agencies generally engage in activities other than those of an investment company.

All annual reports, web postings, press releases, and written communications issued by NSCC have related to its business of providing clearing, settlement, risk management, CCP and ancillary services.19 No press release, advertising or promotional piece has been issued by NSCC concerning its holdings of investment securities or its capital investment policies, or concerning any potential for profit or appreciation in value relating to its own shares. The Congressional Research Service describes NSCC as providing clearing, settlement, and other services without mention of investment services.20

3.	Activities of Officers and Directors

The directors and senior executive officers of NSCC are listed in Exhibit F. All directors and officers of NSCC devote substantially all of their time spent on NSCC matters to NSCC’s business of providing clearing, settlement, risk management, CCP and ancillary services. The discussions of the NSCC Board typically do not relate to NSCC’s investments, and relate to the Clearing Agency Investment Policy only when a material change to such policy is contemplated. Investment decisions are taken by management of NSCC, in accordance with the Clearing Agency Investment Policy, without involvement of the NSCC Board.

The composition of the NSCC Board is designed to comply with the “fair representation” requirement for registered clearing agencies set forth in Exchange Act Section 17A21 and the

[19]	For example, see NSCC’s webpage at http://www.dtcc.com/about/businesses-and-subsidiaries/nscc.
[20]	See Marc Labonte, “Supervision of U.S. Payment, Clearing, and Settlement Systems: Designation of Financial Market Utilities (FMU),” 9 (September 10, 2012).
[21]	Exchange Act Section 17A(a)(3)(C) provides that the rules of a clearing agency must “assure a fair representation of its shareholders (or members) and participants in the selection of its directors and administration of its affairs” and that the Commission “may determine that the representation of participants is fair if they are afforded a reasonable opportunity to acquire voting stock of the clearing agency, directly or indirectly, in reasonable proportion to their use of such clearing agency . . . .”

governance standards for covered clearing agencies set forth in Exchange Act Rule 17Ad-22. The members of the NSCC Board (as well as the members of the DTC Board and FICC Board) are elected by DTCC, as the sole shareholder. However, pursuant to the terms of the DTCC Shareholders Agreement, and consistent with the “fair representation” requirement, DTCC is required to cause the individuals elected to the DTCC Board — one of whom is elected by the DTCC series A preferred shareholder, one of whom is elected by the DTCC series B preferred shareholder, and the remainder of whom are elected by the DTCC common shareholders (i.e., the members and participants of NSCC, DTC and FICC)22 — to be elected to the NSCC Board (and the DTC Board and FICC Board). Currently, the NSCC Board is composed of 20 directors — 13 directors representing clearing agency participants; one director designated by the DTCC series A preferred shareholder (NYSE) and one designated by the DTCC series B preferred shareholder (FINRA); one management director; the non-executive chairman; and three non-participant directors, who bring additional skills and expertise to the NSCC Board, mitigate potential conflicts of interest among participant directors and introduce different perspectives. Collectively, the composition of the NSCC Board reflects a balance of participant and non-participant directors appropriate for a registered clearing agency and is consistent with NSCC’s primary business as a provider of clearing, settlement, risk management, CCP and ancillary services.

[22]	As discussed under the subcaption “A. Organization and NSCC Shares” in Section III of this Application, pursuant to the DTCC Shareholders Agreement, members and participants of NSCC, DTC and FICC are allocated entitlements to purchase and own common shares of DTCC, with attendant voting rights to elect directors, in accordance with a formula based on usage of the services of such clearing agencies.

The directors and officers of NSCC receive no extra or separate compensation for any services that may directly or indirectly involve NSCC’s investment securities. There are no transactions involving NSCC’s directors and officers, personally, and any investment securities held by NSCC.

4.	Nature of Assets

Of NSCC’s total assets at March 31, 2017, 99.35% consisted of cash and cash equivalents, investments in marketable securities, Clearing Fund, accounts receivable and other current assets. As a service organization and wholly-owned subsidiary of DTCC, NSCC owns very few fixed assets and, therefore, has an asset base consisting almost entirely of the cash and cash equivalents, investments in marketable securities, Clearing Fund, receivables, and other current assets mentioned above. Premises and equipment, net of accumulated depreciation, at March 31, 2017 were about $18.62 million, 0.24% of total assets. Intangible assets, net of accumulated amortization of about $90.36 million, at March 31, 2017 were approximately $32.28 million, 0.41% of total assets.

As discussed more fully in “II. BUSINESS AND INVESTMENTS OF NSCC” above, due to the nature of NSCC’s operations and the large volume and dollar value of trades that it guarantees, NSCC is required to hold a substantial amount of liquid assets. NSCC uses these assets to (a) facilitate settlement in the event of a default of a Member and cover potential losses due to such an event, (b) meet the requirements imposed on NSCC as a registered clearing agency and a SIFMU, and (c) generate revenue to the extent such assets are not otherwise being put to productive use.

Of NSCC’s approximately $7.85 billion in total assets as of March 31, 2017, cash and cash equivalents accounted for about $2.89 billion (36.84%), Members’ segregated cash accounted for about $29.59 million (0.38%), receivables accounted for about $32.82 million

(0.42%), other current assets accounted for about $5.19 million (0.07%) and Clearing Fund accounted for about $4.84 billion (61.65%). The Clearing Fund is held to facilitate settlement in the event of a Member default and to cover potential losses due to such an event. As of March 31, 2017, NSCC did not own investment securities (as defined in Section 3(a)(2) of the Act). As of March 31, 2017, NSCC did own Government securities valued at $201.60 million, representing 2.57% of its total assets.

As discussed under the subcaption “A. Present Status of NSCC” in Section I of this Application, NSCC has previously held greater than 40% of the value of its total assets, exclusive of Government securities and cash items, in bank CDs and other investment securities (as defined in Section 3(a)(2)), and NSCC may wish to do so again. NSCC believes that the fact that it has held, and may again wish to hold, investment securities in excess of the 40% threshold should not preclude the Commission from finding that it is engaged primarily in a business other than that of investing, reinvesting, owning, holding, or trading in securities, provided that NSCC uses its investment securities for bona fide purposes relating to its clearing, settlement, risk management, CCP and ancillary services, and that it does not invest or trade in securities for speculative purposes.

5.	Sources of Present Income

For the quarter ended March 31, 2017, NSCC derived about $70.56 million, or 71.60%, of its total revenues from the provision of clearing services, about $27.21 million, or 27.61% from ancillary services (WMS and I&RS), and $0.79 million, or 0.80%, from settlement and asset services.23 NSCC realized interest income of about $5.87 million for the quarter ended

[23]	See supra notes 12 and 13 regarding total revenues and the percentages of total revenues, as stated in this Application.

March 31, 2017. For purposes of comparison, interest income expressed as a percentage of total revenues for the quarter ended March 31, 2017 was about 5.95%.24 NSCC’s Unaudited Condensed Statements of Income for the quarter ended March 31, 2017 are provided in full in Exhibit E.

NSCC does not anticipate that its interest income from investment securities would ever represent other than a small amount as compared to its total revenues. As discussed above, out of an abundance of caution, NSCC reduced its holdings of investment securities prior to the launch of the CP Program and is currently investing its cash in Government Securities and bank deposits. However, as discussed above, NSCC may again wish to invest its cash in bank CDs and other investment securities. Interest income from both cash and cash equivalents and from investment securities is used to augment operating revenues to support operations. To the extent net income from business operations and investment activity allow, earnings have been retained to provide working capital, as a prudent reserve against downturns, and to provide funds to finance certain planned programs and Member obligations in the event of a Member default.

NSCC does not break out its expenses using a cost allocation method such that a net income after taxes figure is available for each category of services or interest income. NSCC’s net income for the quarter ended March 31, 2017 was about $15.98 million. NSCC believes that its total revenues,25 rather than net income, should be used as the basis for evaluating NSCC’s status as an operating company. NSCC’s business is driven by the fee revenue that it generates from the provision of clearing, settlement, risk management, CCP and ancillary services to its

[24]	See supra notes 12 and 13 regarding total revenues and the percentages of total revenues, as stated in this Application.
[25]	See supra note 12 regarding total revenues, as stated in this Application.

Members and not by interest income earned on investments. NSCC’s total revenues (i.e., revenues from operations) consist primarily of fee revenue generated from the provision of such services. NSCC’s total revenues, when compared to its interest income, illustrate NSCC’s status as an operating company and not an investment company.

NSCC has always received the vast majority of its revenues from the provision of clearing, settlement, risk management, CCP and ancillary services to its Members and not from interest on investment securities. The following table sets forth NSCC’s total revenues, interest income from investments and interest income expressed as a percentage of total revenues for the five years ended December 31, 2016:

Year Ended	Total Revenues[26]	Interest Income	Interest Income as a Percentage of Total Revenues[27]
12/31/16	$378,943,000	$11,325,000	2.99%
12/31/15	$367,807,000	$1,176,000	0.32%
12/31/14	$344,378,000	$752,000	0.22%
12/31/13	$293,870,000	$477,000	0.16%
12/31/12	$266,019,000	$977,000	0.37%

6.	Sources of Future Income

On an annual basis, DTCC does three-year forward-looking projections of revenues and expenses for NSCC (and the other registered clearing agencies in the DTCC group). Such

[26]	See supra note 12 regarding total revenues, as stated in this Application.
[27]	See supra note 13 regarding the percentages of total revenues, as stated in this Application.

projections are necessarily subject to certain assumptions. With respect to total revenues (i.e., revenues from operations),28 the key determinants are fee levels and volumes. Fee levels tend to be relatively stable, so changes in total revenues will mostly be driven by changes in volumes. With respect to interest income, the key determinants are available cash (primarily cash deposits to the Clearing Fund and the cash proceeds of the CP Program) and interest rates. Cash deposits to the Clearing Fund tend to be relatively stable, so changes in interest income will mostly be driven by (a) cash available from the CP Program (which is anticipated to grow from approximately $2.60 billion outstanding in 2016 to approximately $3.50 billion outstanding in 2017, and to remain at approximately $3.50 billion outstanding in 2018 and 2019) and (b) interest rates (which are modelled to increase over the next three years on all investment types permitted by the Clearing Agency Investment Policy). Such projections also reflect anticipated increases in interest income should the Commission grant the Order pursuant to Section 3(b)(2) that is requested in this Application (due to anticipated increases in NSCC’s holdings of investment securities).

On the basis of the foregoing assumptions, NSCC projects that its total revenues, interest income from investments and interest income expressed as a percentage of total revenues will be as follows in 2017, 2018 and 2019:

Year Ended	Total Revenues[29]	Interest Income	Interest Income as a Percentage of Total Revenues[30]
12/31/17	389,100,000	31,100,000	7.99%
12/31/18	395,500,000	43,300,000	10.95%
12/31/19	398,100,000	55,700,000	13.99%

[28]	See supra note 12 regarding total revenues, as stated in this Application.
[29]	See supra note 12 regarding total revenues, as stated in this Application.
[30]	See supra note 13 regarding the percentages of total revenues, as stated in this Application.

It should be noted that, although there will be an increase in interest income and interest income expressed as a percentage of total revenues over the next three years as compared to the last five years — driven primarily by the substantial increase in cash anticipated to be available from the CP Program, a continued expected increase of interest rates from historically low levels and the anticipated increase in NSCC’s holdings of investment securities should the Commission grant the Order pursuant to Section 3(b)(2) — this will not result in any material increase in net income for NSCC because (a) it passes through to its Members substantially all of its earnings on Clearing Fund cash and (b) its earnings on CP Program proceeds are substantially offset by its interest expense on the commercial paper notes and extendible notes that are issued to holders.

B.	The PacifiCare Factors

The Commission clarified the primary business test under Sections 3(b)(1) and (2), discussed above, when it issued the Hill Physicians Order under Section 3(b)(2), which relied on the Commission’s prior PacifiCare Order.31 The Commission, in the PacifiCare Order, stated that:

It would be appropriate for HMOs to determine whether they are primarily engaged in a non-investment business for purposes of Sections 3(b)(1) and 3(b)(2) of the [Company] Act without considering the Tonopah factor relating to the nature of present assets. In our view, this approach would be appropriate for an HMO that:

1.	Provides or arranges for the provision of health care services to subscribers or enrollees, or pays for or reimburses part of the cost for those services, in return for a prepaid or periodic charge paid by or on behalf of the subscribers or enrollees;

[31]	Hill Physicians Medical Group, Inc., Investment Company Act Release No. 27824 (May 22, 2007) (Notice) (the “Hill Physicians Order”). See also PacifiCare of Arizona, Inc., Investment Company Act Release No. 26643 (Nov. 1, 2004) (Notice) (the “PacifiCare Order”).

2.	Is licensed under the laws of a state as a health care service plan, a health care service contractor, a health maintenance organization or a similar health plan company, and subject to supervision by the insurance commissioner or a similar official or any liquidating agent for such a company, in his capacity as such;

3.	Allocates, manages and uses its investment securities in a manner consistent with its business as a health care service plan, a health care service contract, a health maintenance organization or a similar health plan company and in accordance with an investment policy adopted by its board of directors (or appropriate person or persons performing similar functions if the issuer does not have a board of directors); and

4.	Bears a substantial amount of the risk that the covered health care costs of the subscribers or enrollees of its health care products will differ from the prepaid or periodic charges paid by or on behalf of such persons (“underwriting risk”).

In addition, the Commission, in the PacifiCare Order, stated that an HMO can substitute the Tonopah factor relating to the sources of present income with the HMO’s sources of present revenue so long as the HMO derives substantially all of its total revenue from the health care operations described in factor 1 above.

NSCC believes (a) that it shares with HMOs, by analogy, the material characteristics necessary to permit a determination of its primary business without regard to the nature of its assets,32 (b) that it satisfies the four factors described in the PacifiCare Order (referred to below as the four PacifiCare factors to distinguish them from the five Tonopah factors) and (c) that it is

[32]	See also Accor Services, SEC No-Action Letter Reference No. 2010541252 (June 7, 2010) (No-Action Letter) (no action taken against Accor Services for not registering with the Commission as an investment company under the Act given that (a) Accor Services is primarily engaged in a bona fide non-investment business, (b) the large cash holdings of Accor Services is incidental to its business, (c) the principal purpose of Accor Services’ investment activities is to satisfy obligations and liabilities of a bona fide non-investment business and (d) Accor Services investments are made for capital preservation and not speculative purposes).

therefore appropriate to determine that NSCC is primarily engaged in a business other than the business of an investment company for purposes of Sections 3(b)(1) and 3(b)(2) without considering the fourth Tonopah factor relating to the nature of the company’s present assets. 33

An analysis of each of the four PacifiCare factors, as applied to NSCC, is set forth below.

1.	NSCC Provides CCP and Trade Guaranty Services to Its Members

With respect to the first PacifiCare factor, NSCC provides CCP and trade guaranty services to its Members. Members that utilize these services are required to make deposits to the Clearing Fund.

As described more fully under “II. BUSINESS AND INVESTMENTS OF NSCC” above, NSCC, acting as a CCP, guarantees the completion of trades between Members in the event that one or more of its Members defaults. NSCC has obligations to and claims against Members on opposite sides of guaranteed netted transactions. To manage its guarantee risk, NSCC uses risk-based margining to collect cash and securities collateral from its Members, which is held in its Clearing Fund. If a Member defaults, such Member’s balances in the Clearing Fund would be liquidated to satisfy such Member’s outstanding obligations.

[33]	With respect to such assets, it should be emphasized that NSCC invests its assets in accordance with the laws, rules and regulations applicable to NSCC as a registered clearing agency and a SIFMU. NSCC does not invest its assets for any speculative purpose. NSCC seeks only a reasonable return on the cash it must hold as a necessary function of its business — albeit a higher return than may be realized from investing predominantly in Government securities — (a) to efficiently utilize its assets, (b) to provide a measure of protection against inflationary factors that may adversely affect its resources and (c) to protect and bolster its financial position over time. NSCC is a registered clearing agency that provides CCP and certain trade guaranty services to its Members. As a registered clearing agency, NSCC is subject to comprehensive regulation by the Commission. As a SIFMU, NSCC is subject to enhanced supervision by the Commission in consultation with the FRB. NSCC invests its cash, both Clearing Fund cash and other cash on hand, in accordance with the Clearing Fund Investment Policy, which has been approved by the Commission. The Clearing Agency Investment Policy is designed to comply with the laws, rules and regulations applicable to NSCC as a registered clearing agency and SIFMU, including, without limitation, Exchange Act Rule 17Ad-22, which, among other things, requires that a covered clearing agency safeguard its assets, minimize the risk of loss and delay in access to its assets and invest its assets in instruments with minimal, credit, market and liquidity risks. Accordingly, Applicant submits that its primary business for purposes of Section 3(b)(2) of the Act may be determined without regard to the nature of its assets.

2.	NSCC Is Subject to Regulation by the Commission and Enhanced Supervision by the Commission in Consultation with the FRB

With respect to the second PacifiCare factor, NSCC is subject to comprehensive regulation by the Commission and enhanced supervision by the Commission in consultation with the FRB.

NSCC is a clearing agency registered with the Commission pursuant to Exchange Act Section 17A and, as such, is subject to comprehensive regulation by the Commission. NSCC is also a SIFMU designated by FSOC under Title VIII of the Dodd-Frank Act and, as such, is subject to enhanced supervision by the Commission in consultation with the FRB. These regulatory and supervisory schemes do not anticipate simultaneous competing regimes such as regulation under the Act and are in fact incompatible with the Act and the Rules. The Act is intended and designed to regulate investment companies in the primary business of investing, reinvesting, owning, holding or trading in securities and is not intended or designed to regulate companies, like NSCC, in the primary business of providing clearing, settlement, risk management, CCP and ancillary services. As a registered clearing agency and a SIFMU, NSCC is expected to be well capitalized and to have access to the capital markets. The Act limits the ability of an investment company to, among other things, pledge assets, which is necessary for a registered clearing agency and a SIFMU. In addition, further restrictions of the Act in the areas of liquidity, disclosure and governance may not be compatible for registered clearing agencies and SIFMUs.

3.	NSCC Allocates, Manages and Uses Investment Securities in a Manner Consistent with Its Business

With respect to the third PacifiCare factor, NSCC’s allocation, management and use of investment securities is consistent with its business of providing CCP and trade guaranty services to its Members.

As described more fully under “II. BUSINESS AND INVESTMENTS OF NSCC” and “V. FACTORS TO BE CONSIDERED IN GRANTING RELIEF UNDER SECTION 3(b)(2) — A. The Tonopah Factors — 4. Nature of Assets” above, NSCC acts as a guarantor of a large volume and dollar amount of trades among its Members and therefore maintains a large amount of Clearing Fund cash (which is deposited by Members) and other cash on hand to manage such guarantor risk. NSCC expects that its investment of such cash in investment securities will efficiently utilize such cash, and that the investment of cash on hand in investment securities will help protect against inflationary factors that may adversely affect its resources and bolster and protect its financial position over time.

Clearing Fund cash and other cash on hand is invested in accordance with the Clearing Agency Investment Policy. As described more fully in “II. BUSINESS AND INVESTMENTS OF NSCC” above, the Clearing Agency Investment Policy (a) governs the management, custody and investment of funds of and held by NSCC and (b) is designed to comply with the laws, rules and regulations applicable to NSCC as a registered clearing agency and SIFMU, including, without limitation, Exchange Act Rule 17Ad-22, which, among other things, requires that a covered clearing agency safeguard its assets, minimize the risk of loss and delay in access to its assets, and invest its assets in instruments with minimal credit, market and liquidity risk.34 The

[34]	See supra note 1.

Clearing Agency Investment Policy has been approved by the NSCC Board and the Commission.35 Going forward, any material change to the Clearing Agency Investment Policy will have to be approved by the NSCC Board (as it relates to NSCC). In addition, any change to the Clearing Agency Investment Policy, regardless of materiality, will be submitted to the Commission pursuant to Exchange Act Rule 19b-4 (with confidential treatment requested).

4.	NSCC Bears Risk that Members Will Default on Their Obligations

With respect to the fourth PacifiCare factor, NSCC bears a substantial amount of the risk that Members that use the CCP and trade guaranty services of NSCC could default on their counterparty obligations, i.e., “guarantor risk” or “counterparty risk.”

The Commission stated in the PacifiCare Order that an HMO would be deemed to bear a substantial amount of the risk (the underwriting risk) if “it derives a majority of its revenues from prepaid or periodic charges paid for health care products or plans where it bears a substantial amount of the underwriting risk of the product or plan.” In relevant part, the Commission further stated that a substantial amount of underwriting risk would be deemed to be borne if the HMO expected to pay a majority of the aggregate covered health care expenses “through [risk-retention] contracts with providers, unless substantially all of the underwriting risk assumed by the HMO . . . has been transferred to third parties via reinsurance or other risk-shifting arrangements.”

NSCC bears the entire counterparty risk for the obligations of Members to each other with respect to all trades guaranteed by NSCC. NSCC manages this risk by, among other things, requiring Members to maintain deposits in the Clearing Fund, but that does not transfer the risk from NSCC.

[35]	Id.

C.	Determination of Status

As in the cases of PacifiCare and Hill Physicians, Applicant submits that its primary business for purposes of Section 3(b)(2) should be determined without considering the nature of its assets. As discussed in this Application, Applicant believes that its sources of total revenues, rather than its sources of net income, its historical development, its public representations of policy and the activities of its officers and directors should be considered by the Commission when making a Section 3(b)(2) determination. Applicant believes that those factors demonstrate that it is engaged primarily as a provider of clearing, settlement, risk management, CCP and ancillary services, and not as an investment business.

Section 3(b)(2) recognizes that the Act is not intended to regulate companies that are primarily engaged in businesses other than that of investing, reinvesting, owning, holding, or trading in securities. As the discussion herein makes clear, substantially all of NSCC’s activities are devoted to providing clearing, settlement, risk management, CCP and ancillary services to its Members. The Tonopah factors, established by the Commission for use in determining an entity’s primary business, as analyzed above and modified by the Commission’s PacifiCare and Hill Physicians Orders, point to the conclusion that NSCC is primarily engaged in a business other than the business of investing, reinvesting, owning, holding, or trading in securities. Application of the Act to entities such as NSCC, which are engaged in the business of providing clearing, settlement, risk management, CCP and ancillary services, is not intended by the Act, would not serve the purposes and objectives of the Act, and would be burdensome and harmful to NSCC and the financial system at large. Because the facts show that NSCC is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, Applicant believes that it satisfies the criteria for issuance by the Commission of an order pursuant to Section 3(b)(2) finding and declaring NSCC to be primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

VI. ADDITIONAL CONSIDERATIONS

Applicant believes that application of the Act to FMUs like NSCC was not intended by Congress, and would serve no purpose for the following reasons:

NSCC is privately held by its sole shareholder, DTCC. NSCC has no public shareholders. As a key clearing agency within the DTCC group, NSCC is expected to remain a wholly-owned subsidiary of DTCC. NSCC is not expected to have any public shareholders at any time in the future.

DTCC is the sole shareholder of NSCC. DTCC has never transferred, and has no intention to transfer, any shares of NSCC.

NSCC is primarily engaged in the business of providing clearing, settlement, risk management, CCP and ancillary services to its Members, and is not primarily engaged in the investment business. NSCC’s financial statements are audited each year, and the audited financial statements are provided to the shareholder and made available to the general public on DTCC’s website.

NSCC (a) is a clearing agency registered with the Commission pursuant to Exchange Act Section 17A and, as such, is subject to comprehensive regulation by the Commission and (b) has been designated by FSOC as a SIFMU under Title VIII of the Dodd-Frank Act and, as such, is subject to enhanced supervision by the Commission in consultation with the FRB. FSOC’s designation finding did not make reference to NSCC being an investment company or engaging in investment company activities and, to NSCC’s knowledge, neither the Commission nor the FRB has ever raised any concern that NSCC is an investment company. Instead, both the Commission and the FRB, among other federal agencies, have previously indicated that they believe that FMUs such as securities clearing agencies generally engage in activities other than those of an investment company.36

[36]	See supra note 16 and accompanying text.

To require NSCC to comply with the regulatory provisions of the Act would be unnecessary, expensive, burdensome, and serve no public policy objectives. Initial registration and ongoing compliance would require NSCC to devote considerable financial, administrative and legal resources to compliance with the Act, to the detriment of its financial position, when investing in securities is not its primary business. To alternatively require NSCC to hold only a low percentage of its assets as investment securities would be an inefficient use of its assets that would not serve the best interests of NSCC and its Members and the financial community as a whole.

NSCC’s primary business of providing clearing, settlement, risk management, CCP and ancillary services to its Members is, as a legal and regulatory matter, incompatible with the Act and the Rules because the Act is intended and designed to regulate investment companies in the primary business of investing, reinvesting, owning, holding or trading in securities and is not intended or designed to regulate companies like NSCC. The nature and extent of the Commission’s regulation of investment companies under the Act is such that, if NSCC were subject to the Act and the Rules in their present form, NSCC could not operate its primary business of providing clearing, settlement, risk management, CCP and ancillary services to its Members as it is currently operated or, at the very least, it would find it very burdensome, including considerably more expensive, to operate it. For example, as a registered clearing agency and a SIFMU, NSCC is expected to be well capitalized and to have access to the capital markets. The Act limits the ability of an investment company to, among other things, pledge assets, which is necessary for a registered clearing agency and a SIFMU. In addition, further restrictions of the Act in the areas of liquidity, disclosure, and governance may not be compatible for registered clearing agencies and SIFMUs.

Registration under the Act would, as indicated above, involve unnecessary burden and expense for NSCC, with no commensurate policy benefit. These unnecessary burdens and expenses would include the not inconsiderable cost of initial registration and ongoing reporting.

NSCC plays a vital role in the financial settlement and clearing system nationwide and is subject to regulatory oversight by the Commission in consultation with the FRB. The public interest would not be served by registering NSCC under the Act. Instead, the public interest would be served by allowing NSCC to prudently invest its Clearing Fund cash and other cash on hand in investment securities in accordance with the Clearing Agency Investment Policy.

VII. RELIEF REQUESTED AND PRECEDENTS

For the foregoing reasons, Applicant requests that the Commission enter an order, pursuant to Section 3(b)(2), declaring that NSCC is primarily engaged in a business other than that of investing, owning, holding or trading in securities. Applicant believes that the Hill Physicians and PacifiCare Orders serve as precedent for the Section 3(b)(2) order requested by NSCC. Applicant believes that it satisfies, by analogy, the substance of the analysis from the Hill Physicians and PacifiCare Orders in all material respects.

In its order in Extended Stay America Inc., Investment Company Act Release No. 23210 (May 27, 1998) (Extended Stay), the Commission granted Section 3(b)(2) relief to a company that stated that, although it believed it qualified for an exemption from the definition of an investment company under Section 3(b)(1), it was requesting an order under Section 3(b)(2) because “others might view differently the facts or the applicability of certain provisions of the

Act to these facts.” 37 The company in Extended Stay had raised substantial sums of money with the goal of becoming a national provider of economy extended stay lodging and wished to invest the proceeds of its fundraising in investment securities in excess of the 40% limit pending the use of such money to finance capital expenditures and current operations.

Like the company in Extended Stay, Applicant believes that it qualifies for an exemption from the definition of an investment company under Section 3(b)(1) and, like the company in Extended Stay, Applicant is requesting an order under Section 3(b)(2). Applicant believes that the rationale of Extended Stay applies to its request for an order and that an order is also necessary and appropriate for the additional reasons set forth above under subcaption “B. Need for an Order” in Section I of this Application.

VIII. COMMUNICATIONS

Communications concerning this Application should be directed to:

David F. Freeman, Jr., Esq.

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Ave, NW

Washington, DC 20001

Telephone: (202) 942-5745

Facsimile: (202) 942-5999

Email: David.Freeman@apks.com

[37]	Note that the quoted language appears in the notice of application for an exemption filed by the company in Extended Stay rather than in order of the Commission. See Extended Stay America Inc., Investment Company Act Release No. 23167 (April 30, 1998).

Copies to:

Charles D. Bethill, Esq.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, NY 10019-9710

Telephone: (212) 836-7440

Facsimile: (212) 715-1399

Email: Charles.Bethill@apks.com

IX. AUTHORIZATION FOR APPLICATION

Michael C. Bodson is the President & Chief Executive Officer of NSCC. In that capacity he has been authorized by the NSCC Board of Directors to sign and file this Application on behalf of NSCC. As an officer of NSCC, Mr. Bodson has general authority to execute documents on behalf of NSCC within the scope of his duties. He also has specific authority pursuant to a Resolution of the NSCC Board of Directors to cause this Application to be prepared, to sign it, and to file it with the Commission. The Resolution as adopted by the NSCC Board of Directors is attached to this Application as Exhibit A.

X. NOTICE OF APPLICATION

Attached hereto as Exhibit C is a proposed notice of the proceedings initiated by this filing.

XI. VERIFICATION

The Verification required by Rule 0-2(d) is attached hereto as Exhibit B.

XII. EXHIBITS

Exhibit A	Board of Directors Resolution Authorizing the Application

Exhibit B	Verification

Exhibit C	Proposed Notice of Application

Exhibit D	Certificate of Incorporation, as Amended

Exhibit E	Unaudited Condensed Financial Statements of NSCC as of March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016

Exhibit F	Directors and Senior Executive Officers

SIGNATURES

Pursuant to the requirements of the Act, Applicant has caused this Application to be duly signed on the 6th day of September, 2017.

NATIONAL SECURITIES CLEARING CORPORATION

By:	/s/ Michael C. Bodson
Michael C. Bodson
President & Chief Executive Officer

EXHIBIT A

NATIONAL SECURITIES CLEARING CORPORATION

Certificate of Assistant Secretary

The undersigned, Tracy J. O’Halloran, an Assistant Secretary of National Securities Clearing Corporation, a New York corporation (the “Corporation”), hereby certifies that the following resolutions were adopted by the Corporation’s Board of Directors at a meeting held on December 16, 2015, and such resolutions have not been amended, rescinded or revoked, and are in full force and effect, as of the date hereof:

RESOLVED, that the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer of National Securities Clearing Corporation (the “Corporation”) be, and they each hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission (the “Commission”), on behalf of the Corporation, an application for an order of exemption pursuant to Section 3(b)(2), or alternatively Section 6(c), of the Investment Company Act of 1940, as amended, and, in connection therewith, to appear before the Commission and to prepare, execute and file with the Commission all other documents or instruments necessary or desirable, including any amendments to such application, and to take any further steps, which may be necessary or desirable, all in furtherance of such application.

IN WITNESS WHEREOF, I have executed this Certificate on this 6th day of September, 2017.

By:	/s/ Tracy J. O’Halloran
Name: Tracy J. O’Halloran
Title: Assistant Secretary

EXHIBIT B

VERIFICATION

The undersigned states that he has duly executed the attached Application dated SEPTEMBER 6, 2017 for and on behalf of National Securities Clearing Corporation; that he is President & Chief Executive Officer of such company; and that all action by the stockholder, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael C. Bodson
Michael C. Bodson
President & Chief Executive Officer

State of New York         )

County of New York     )

Subscribed and sworn to before me, a Notary Public, this 6th day of SEPTEMBER, 2017

/s/ Tracy J O’Halloran
Notary Public My commission expires: 7/19/22

EXHIBIT C

FORM OF PROPOSED NOTICE

INVESTMENT COMPANY ACT OF 1940

Release No. IC-                                     ; File No.

National Securities Clearing Corporation (“NSCC”)

Agency: Securities and Exchange Commission (“Commission”)

Action: Notice of application for an order pursuant to Section 3(b)(2) of the Investment Company Act of 1940, as amended (the “Act”).

Applicant: NSCC

Summary of Application: Applicant seeks an order under Section 3(b)(2) of the Act declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. Applicant is in the business of providing clearing, settlement, risk management, central counterparty (“CCP”) and ancillary services to the registered broker-dealers, banks, and other market participants that are its “Members,” as such term is defined in the rules and procedures of Applicant (the “NSCC Rules”).

Filing Date: The application was filed on [●], 2017.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission’s Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [●], 2017, and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission’s Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549. Applicant, c/o David F. Freeman, Jr., Arnold & Porter Kaye Scholer LLP, 601 Massachusetts Ave., NW, Washington, DC 20001.

For Further Information Contact: [Commission to provide].

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission’s Public Reference Branch, 100 F Street, NE, Washington, DC 20549 (tel. 202-942-8090).

1

Applicant’s Representations:

1.	Formed in 1976, Applicant is organized under the Business Corporation Law of the State of New York and is registered as a clearing agency under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder (the “Exchange Act Rules”). Applicant has also been designated as a systemically important financial market utility (a “SIFMU”) by the Financial Stability Oversight Council (“FSOC”) under Title VIII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). As a registered clearing agency, Applicant is regulated by the Commission. As a SIFMU, Applicant is subject to enhanced supervision by the Commission in consultation with the Board of Governors of the Federal Reserve System (the “FRB”).

2.	Applicant is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). Applicant has one authorized class of stock, which is common stock. All issued and outstanding shares of Applicant’s common stock are held by DTCC. There is no trading market in Applicant’s shares. Applicant’s shares have not been, and will not be, held out as a financial investment for profit to the public.

3.	Applicant provides clearing, settlement, risk management and CCP services to its Members for broker-to-broker trades in the United States involving equities, corporate and municipal debt, American depositary receipts, exchange traded funds and unit investment trusts. In addition to these core services, Applicant also offers ancillary, non-guaranteed services, including its wealth management services and its insurance and retirement services, which automate manual processes in the mutual funds, insurance and alternative investment products areas. Applicant’s operations are national.

4.	Applicant operates a continuous net settlement (“CNS”) system, through which the trades in CNS-eligible securities are processed. Applicant acts as a CCP in respect of such CNS trades, becoming the buyer to every seller and the seller to every buyer, thereby guaranteeing the completion of such trades and eliminating counterparty risk among its Members. Applicant also provides a trade guarantee with respect to balance order transactions. Applicant uses its clearing fund (the “Clearing Fund”), among other resources, to manage its risks related to its trade guarantee.

5.	The Clearing Fund consists of deposits (i.e., margin and other contributions) posted by Members in the form of cash and eligible securities. Pursuant to the NSCC Rules, Members are required to maintain deposits in the Clearing Fund. The amount of each Member’s required deposit is calculated by Applicant using a risk-based margin methodology.

2

6.	Due to the nature of Applicant’s operations and the large volume and dollar value of trades it guarantees, Applicant maintains a large Clearing Fund and a large amount of other cash on hand. To more efficiently utilize the Clearing Fund cash and other cash on hand, Applicant seeks to prudently invest part of the Clearing Fund cash and other cash on hand in bank certificates of deposit (“CDs”) and other investment securities.

7.	Applicant is permitted under the NSCC Rules to invest Clearing Fund cash and other cash on hand in accordance with an investment policy (the “Clearing Agency Investment Policy”) applicable to the Applicant.

8.	The Clearing Agency Investment Policy is designed to comply with the laws, rules and regulations applicable to Applicant, as a registered clearing agency and SIFMU, including, without limitation, Exchange Act Section 17A and Exchange Act Rule 17Ad-22.[1] The Clearing Agency Investment Policy has been approved by the Applicant’s board of directors (the “Applicant’s Board”) and the Commission.[2] Going forward, any material changes to the Clearing Agency Investment Policy will have to be approved by the Applicant’s Board (as it relates to Applicant). In addition, any change to the Clearing Agency Investment Policy, regardless of materiality, will be submitted to the Commission pursuant to Exchange Act Rule 19b-4 (with confidential treatment requested).

Applicant’s Legal Analysis:

1.	Section 3(a)(1)(A) of the Act defines the term “investment company” to include an issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Act further defines an investment company as an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of the issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Applicant states that it does not hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities within the meaning of Section 3(a)(1)(A) of the Act. Applicant states that it does not currently hold, but has previously held[3] and may again wish to

[1]	Exchange Act Rule 17Ad-22 requires, among other things, that Applicant safeguard its assets, minimize the risk of loss and delay in access to its assets, and invest its assets in instruments with minimal credit, market, and liquity risks.
[2]	See Securities Exchange Act Release No. 34-79528 (December 12, 2016), 81 FR 91232 (December 16, 2016)(SR-DTC-2016-007; SR-FICC-2016-005; SR-NSCC-2016-003).
[3]

Applicant has previously held greater than 40% of the value of its total assets, exclusive of Government securities and cash items, in bank CDs and other investment securities. Applicant has relied on Rule 3a-3 under the Act, which provides an exemption for wholly-owned subsidiaries of a company that is not itself an investment company, as its exemption from investment company status. However, that exemption does not apply if the wholly-owned subsidiary has issued paper (other than short-term paper) to other holders. On September 10, 2015, Applicant launched a commercial paper and extendible note program (the “CP Program”) under which Applicant could issue paper other than short-term paper (See Securities Exchange Act Release No. 34-75730 (August 19, 2015), 80 FR 51638 (August 25, 2015) (SR-NSCC-2015-802) (Notice of Filing of Amendment No. 1 and No Objection to Advance Notice Filing, as Modified by Amendment No. 1, to Establish a Prefunded Liquidity Program As Part of NSCC’s Liquidity Risk Management)). Out of an abundance of caution, (a) prior to the launch of the CP Program, Applicant reduced its holdings of investment securities to less than 40% of the value of Applicant’s total assets, exclusive of Government securities and cash items and (b) pending the application, Applicant has maintained its holdings of investment securities below the 40% threshold.

3

hold, more than 40 percent of its total assets, exclusive of Government Securities and cash items, in bank CDs and other investment securities. Upon such change in composition of its assets, Applicant might fall within the definition of investment company under Section 3(a)(1)(C) of the Act.

2.	Rule 3a-1 under the Act provides an exemption from the definition of investment company if no more than 45 percent of a company’s total assets consist of, and not more than 45 percent of its net income over the last four quarters is derived from, securities other than Government securities and certain specified securities. Applicant states that it cannot rely on Rule 3a-1 because it may again wish to hold more than 45 percent of its total assets in bank CDs and other investment securities and, upon such change in composition of its assets, it will not meet the requirements of Rule 3a-1.

3.	Section 3(b)(2) of the Act provides that, notwithstanding Section 3(a)(1)(C) of the Act, the Commission may issue an order declaring an issuer to be primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities directly, through majority-owned subsidiaries, or controlled companies conducting similar types of businesses. Applicant requests an order under Section 3(b)(2) of the Act declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore is not an investment company as defined in the Act. In determining whether an issuer is “primarily engaged” in a non-investment company business under Section 3(b)(2) of the Act, the Commission considers the following factors: (a) the company’s historical development, (b) its public representations of policy, (c) the activities of its officers and directors, (d) the nature of its present assets (the “Asset Factor”), and (e) the sources of its present income (the “Income Factor”).[4]

4.	Applicant submits that it satisfies the criteria for issuance of an order under Section 3(b)(2) because the facts show that Applicant is primarily engaged in the business of providing clearing, settlement, risk management, CCP and ancillary services to its Members, and not in the business of investing, reinvesting, owning, holding or trading in securities.

[4]	Tonopah Mining Company of Nevada, 26 SEC 426, 427 (1947).

4

a.	Historical Development

Applicant states that its origins date back to the paperwork crisis of the late 1960s and early 1970s and the enactment of the Securities Acts Amendments of 1975, which enabled the development of a national securities market system and a national clearance and settlement system and their regulation.5 Applicant was formed in 1976 and operates as a wholly-owned subsidiary of DTCC.

Applicant (a) is a clearing agency registered under the Exchange Act and, as such, is subject to comprehensive regulation by the Commission and (b) has been designated by FSOC as a SIFMU under Title VIII of the Dodd-Frank Act and, as such, is subject to enhanced supervision by the Commission in consultation with the FRB. FSOC’s designation finding did not make reference to Applicant being an investment company or engaging in investment company activities6 and, to Applicant’s knowledge, neither the Commission nor the FRB has ever raised any concern that Applicant is an investment company. Instead, both the Commission and the FRB, among other federal agencies, have previously indicated that they believe that financial market utilities (“FMUs”) such as securities clearing agencies generally engage in activities other than those of an investment company.

Specifically, Applicant asserts that in the notice of final rulemaking issued by the Commission and the FRB (among other federal agencies) to implement the Volcker Rule, the agencies supported their decision not to expressly exclude FMUs from the definition of “covered funds” for purposes of the Volcker Rule by stating that “[they] believe that FMUs are not investment vehicles of the type [the Volcker Rule] was designed to address, but rather entities that generally engage in other activities, including acting as central counterparties that reduce counterparty risk in clearing and settlement activities” and noting that “if the FMU is primarily engaged in transferring, clearing, or settling payments, securities, or other financial transactions among or between financial institutions, the FMU could rely on the exclusion to the definition of investment company provided by section 3(b)(1) …”7 of the Act.

[5]	See Securities Acts Amendments of 1975, Pub. L. 94-29, 89 Stat. 97 (1975).
[6]	FSOC, Annual Report, “Designation of Systemically Important Financial Market Utilities,” (2012), available at https://www.treasury.gov/initiatives/fsoc/Documents/2012%20Appendix%20A%20Designation%20of%20Systemically% 20Important%20Market%20Utilities.pdf.
[7]	See Office of the Comptroller of the Currency, FRB, Federal Deposit Insurance Corporation and Commission, Prohibition and Restrictions on Proprietary Trading and Certain Interests in, and Relationships with, Hedge Funds and Private Equity Funds, 79 FR 5536, 5700 (Jan. 31, 2014).

5

Substantially all of Applicant’s activities since its formation have been devoted to providing clearing, settlement, risk management, CCP and ancillary services to its Members, and Applicant intends to continue to be primarily engaged in providing such services.

All of Applicant’s issued and outstanding shares of common stock are held by DTCC and there are no plans to alter this wholly-owned subsidiary structure. There is no market for Applicant’s shares and they are not redeemable at a “net asset value.” Applicant’s shares have not been, and will not be, held out as a financial investment for profit to the public.

b.	Public Representations of Policy

Applicant states that it has never made any public representations that would indicate that it is in any business other than providing clearing, settlement, risk management, CCP and ancillary services. Applicant has never held itself out as an investment company within the meaning of the Act. All annual reports, web postings, press releases, and written communications issued by Applicant have related to its business of providing clearing, settlement, risk management, CCP and ancillary services. No press release or advertising or promotional piece has been issued by Applicant concerning its holdings of investment securities or its capital investment policies, or concerning any potential for profit or appreciation in value relating to its own shares. The Congressional Research Service describes Applicant as providing clearing, settlement, and other services and makes no mention of investment services.8 In addition, as discussed above, to Applicant’s knowledge, neither the Commission nor the FRB has ever expressed concern that Applicant is an investment company. Instead, both the Commission and the FRB, among other federal agencies, have previously indicated that they believe that FMUs such as securities clearing agencies generally engage in activities other than those of an investment company.9

c.	Activities of Officers and Directors

Applicant represents that all of its directors and officers devote substantially all of their time spent on Applicant’s matters to its business of providing clearing, settlement, risk management, CCP and ancillary services. Applicant’s directors and officers receive no extra or separate compensation for any services that may directly or indirectly involve Applicant’s investment securities.

The composition of Applicant’s Board is designed to comply with the fair representation requirement for clearing agencies set forth in Exchange Act Section 17A and the governance standards for covered clearing agencies set forth

[8]	See Marc Labone, “Supervision of U.S. Payment, Clearing, and Settlement Systems: Designation of Financial Market Utilities (FMUs),” 9, (September 10, 2012).
[9]	See supra note 7 and accompanying text.

6

in Exchange Act Rule 17Ad-22. The discussions of the Applicant’s Board typically do not relate to Applicant’s investments, and relate to the Clearing Agency Investment Policy only when a material change to such policy is contemplated. Investment decisions are taken by management of Applicant, in accordance with the Clearing Agency Investment Policy, without involvement of Applicant’s Board.

d.	Nature of Assets

Applicant states that, as a service organization and a wholly-owned subsidiary of DTCC, Applicant owns very few fixed assets. Further, due to the nature of Applicant’s operations and the large volume and dollar value of trades that it guarantees, the vast majority of Applicant’s assets consist of Clearing Fund and cash and cash equivalents. As of March 31, 2017, Applicant had approximately $7.85 billion in total assets,10 of which cash and cash equivalents accounted for about $2.89 billion (36.84%), Members’ segregated cash accounted for about $29.59 million (0.38%), receivables accounted for about $32.82 million (0.42%), other current assets accounted for about $5.19 million (0.07%) and Clearing Fund accounted for about $4.84 billion (61.65%). As of March 31, 2017, Applicant did own Government securities valued at $201.60 million (2.57% of total assets), but Applicant did not own investment securities (as defined in Section 3(a)(2) of the Act).

Applicant has previously held greater than 40% of the value of its total assets, exclusive of Government securities and cash items, in bank CDs and other investment securities (as defined in Section 3(a)(2) of the Act), and Applicant may wish to do so again. Applicant believes that the fact that it has held, and may again wish to hold, investment securities in excess of the 40% threshold should not preclude the Commission from finding that it is engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities, provided that it uses its investment securities for bona fide purposes relating to its clearing, settlement, risk management, CCP and ancillary services, and that it does not invest or trade in securities for speculative purposes.

Applicant notes that in the Hill Physicians Order,11 the Commission reasserted the position it took in the PacifiCare Order12 that it would be appropriate for HMOs to determine whether they are primarily engaged in a non-investment

[10]	The values stated herein and in the application are determined in accordance with GAAP. The vast majority of NSCC’s assets are cash and securities and are valued at fair value in accordance with GAAP. A small amount of NSCC’s assets (approximately 1%) are valued at cost in accordance with GAAP.
[11]	See Hill Physicians Medical Group, Inc., Investment Company Act Release No. 27824 (May 22, 2007) (Notice) (the “Hill Physicians Order”).
[12]	See PacifiCare of Arizona, Inc., et al., Investment Company Act Release No. 26679 (Nov, 22, 2004) (Order) (the “PacifiCare Order”).

7

business for purposes of Section 3(b)(2) of the Act without considering the Asset Factor, provided that they met certain conditions. Generally, the Commission indicated that the Asset Factor need not be considered by an HMO that (a) provides or arranges for the provision of health care services to subscribers or enrollees, or pays for or reimburses part of the cost for those services in return for a prepaid or periodic charge paid by or on behalf of the subscribers or enrollees; (b) is licensed under the laws of the state as a health care service plan, a health care service contractor, a health maintenance organization or a similar health plan company, and is subject to supervision by the insurance commissioner or a similar official; (c) allocates, manages and uses its investment securities in a manner consistent with its business as an HMO and in accordance with an investment policy adopted by its board of directors; and (d) bears a substantial amount of the risk that covered health care costs of the subscribers or enrollees of its health care products will differ from the prepaid or periodic charges paid by or on behalf of such person (“underwriting risk”).

As discussed more fully in the application, Applicant believes that it shares with HMOs, by analogy, the characteristics necessary to permit a determination of its primary business without regard to the nature of its assets. Applicant provides CCP services and trade guaranty services to its Members and requires Members that utilize these services to make required deposits to the Clearing Fund. Applicant is a clearing agency registered under the Exchange Act and, as such, is subject to comprehensive regulation by the Commission. Applicant is also a SIFMU designated by FSOC under Title VIII of the Dodd-Frank Act and, as such, is subject to enhanced supervision by the Commission in consultation with the FRB. Applicant’s allocation, management and use of investment securities will be consistent with its business of providing CCP services and certain trade guarantees to its Members. Applicant’s cash on hand and Clearing Fund cash is invested in accordance with the Clearing Agency Investment Policy, which (a) has been approved by Applicant’s Board, (b) is designed to comply with the laws, rules and regulations applicable to Applicant as a registered clearing agency and SIFMU, including, without limitation, Exchange Act Rule 17Ad-22 and (c) going forward, any change to such policy, regardless of materiality, will be submitted to the Commission pursuant to Exchange Act Rule 19b-4 (with confidential treatment requested). Applicant also bears the entire counterparty risk for the obligations of Members to each other with respect to all trades guaranteed by Applicant. Applicant does manage this risk by, among other things, requiring Members to maintain deposits in the Clearing Fund, but that does not transfer the risk from Applicant. Accordingly, Applicant submits that its primary business for purposes of Section 3(b)(2) of the Act may be determined without regard to the nature of its assets.

e.	Sources of Income.

Applicant has always received the vast majority of its revenues from the provision of clearing, settlement, risk management, CCP and ancillary services to its Members and not from interest on investment securities. For the quarter

8

ended March 31, 2017, Applicant had total revenues13 (i.e., revenues from operations) of $98.55 million and interest income of $5.87 million. For purposes of comparison, interest income expressed as a percentage of total revenues for the quarter ended March 31, 2017 was about 5.95%.14 Applicant does not anticipate that its interest income would ever represent other than a small amount as compared to its total revenues.

On an annual basis, DTCC does three-year forward-looking projections of revenue and expense for NSCC (and the other registered clearing agencies in the DTCC group). The forward-looking projections15 of NSCC’s total revenues (i.e., revenues from operations),16 interest income from investments and interest income expressed as a percentage of total revenues17 for the years ended December 31, 2017, 2018, and 2019 are as follows: (a) for the year ended December 31, 2017, total revenues of $389,100,000 and interest income of $31,100,000 (7.99% of total revenues), (b) for the year ended December 31, 2018, total revenues of $395,500,000 and interest income of $43,300,000 (10.95% of total revenues) and (c) for the year ended December 31, 2019, total revenues of $398,100,000 and interest income of $55,700,000 (13.99% of total revenues).

Applicant notes that, although there will be an increase in interest income and interest income expressed as a percentage of total revenues over the next three years — driven primarily by the substantial increase in cash anticipated to be available from the CP Program, a continued expected increase of interest rates

[13]	Total revenues, as stated herein, in the application, and on NSCC’s financial statements, reflects revenues from operations. Accordingly, it does not include interest income. Interest income is accounted for on NSCC’s financial statements as a separate line item, and not as part of total revenue.
[14]	As noted in the preceding footnote, total revenues does not include interest income. If interest income were included in total revenues, this percentage would be lower.
[15]	These projections are based on certain assumptions. With respect to total revenues (i.e., revenues from operations), the key determinants are fee levels and volumes. Fee levels tend to be relatively stable, so changes in total revenues will mostly be driven by changes in volumes. With respect to interest income, the key determinants are available cash (primarily cash deposits to the Clearing Fund and the cash proceeds of the CP Program) and interest rates. Cash deposits to the Clearing Fund tend to be relatively stable, so changes in interest income will mostly be driven by (a) cash available from the CP Program (which is anticipated to grow from approximately $2.60 billion outstanding in 2016 to approximately $3.50 billion outstanding in 2017, and to remain at approximately $ 3.50 billion outstanding in 2018 and 2019) and (b) interest rates (which are modelled to increase over the next three years on all investment types permitted by the Clearing Agency Investment Policy). The projections also reflect the anticipated increases in interest income should the Commission grant the Order pursuant to Section 3(b)(2) of the Act that is requested in the application (due to the anticipated increase in NSCC’s holdings of investment securities).
[16]	See supra note 13.
[17]	See supra note 14.

9

from historically low levels and the anticipated increase in NSCC’s holdings of investment securities should the Commission grant the Order pursuant to Section 3(b)(2) of the Act — this will not result in any material increase in net income for NSCC because (a) it passes through to its Members substantially all of its earnings on Clearing Fund cash and (b) its earnings on CP Program proceeds are substantially offset by its interest expense on the commercial paper notes and extendible notes that are issued to holders.

Applicant states that it does not break out its expenses using a cost allocation method such that a net income after taxes figure is available for each category of services or interest income. Applicant notes that the Commission stated in the PacifiCare Order that an HMO can substitute the Income Factor with the HMO’s sources of present revenue so long as the HMO derives substantially all of its total revenue from its healthcare operations. Applicant notes that its business is driven by the fee revenue that it generates from the provision of clearing, settlement, risk management, CCP and ancillary services to its Members and not by interest income earned on investments. NSCC’s total revenues (i.e., revenues from operations) consist primarily of fee revenue generated from the provision of such services. NSCC’s total revenues, when compared to its interest income, illustrate NSCC’s status as an operating company and not an investment company. Accordingly, Applicant submits that its total revenues18 should be used as the basis for evaluating its investment company status.

5.	Applicant asserts that its historical development, its public representations of policy, the activities of its officers and directors and its sources of total revenues, as discussed in the application, demonstrate that it is engaged primarily in the business of providing clearing, settlement, risk management, CCP and ancillary services to its members, and not in an investment business; thus, Applicant satisfies the criteria for issuing an order under Section 3(b)(2) of the Act.

6.	Applicant states that it is privately held by its sole shareholder, DTCC, and is expected to remain a wholly-owned subsidiary of DTCC. Applicant believes that it is not the type of company the Act was designed to regulate and that compliance with the Act would be unnecessary, expensive and incompatible with its primary business of providing clearing, settlement, risk management, CCP and ancillary services to its Members. Applicant is subject to comprehensive regulation by the Commission and enhanced supervision by the Commission in consultation with the FRB. As discussed above, to Applicant’s knowledge, neither the Commission nor the FRB has ever raised any concern that Applicant is an investment company. Instead, both the Commission and the FRB, among other federal agencies, have previously indicated that they believe that FMUs such as securities clearing agencies generally engage in activities other than those of an investment company.[19] In addition, Applicant’s investments will be made in

[18]	See supra note 13.
[19]	See supra note 7 and accompanying text.

10

accordance with the Clearing Agency Investment Policy, which is designed to comply with the laws, rules and regulations applicable to Applicant as a registered clearing agency and SIFMU. As discussed above, the Clearing Agency Investment Policy has been approved by the Commission and, going forward, any changes to the Clearing Agency Investment Policy, regardless of materiality, will be submitted to the Commission pursuant to Exchange Act Rule 19b-4 (with confidential treatment requested).

Consequently, Applicant submits that the requested exemption is necessary and appropriate in the public interest, is consistent with the protection of investors, and is consistent with the purposes of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

11

Exhibit D

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

WITNESS my hand and official seal of the Department of State, at the City of Albany, on August 23, 2017.

Brendan Fitzgerald Executive Deputy Secretary of State

Rev. 09/16

A 300948

CERTIFICATE OF INCORPORATION

OF

NATIONAL SECURITIES CLEARING CORPORATION

UNDER SECTION 402 OF THE BUSINESS CORPORATION LAW

The undersigned, for the purpose of forming a corporation under the Business Corporation Law of the State of New York, certifies:

1. The name of the corporation is National Securities Clearing Corporation.

2. The purposes for which it is formed are:

A. to provide such members and member organizations of the New York Stock Exchange, Inc., the American Stock Exchange, Inc., the National Association of Securities Dealers, Inc., their successors and such other persons, firms and corporations as it shall determine, upon terms and conditions and in the manner and capacity satisfactory to it, with facilities for the comparison and netting of contracts in securities between them and for delivering securities to and receiving securities from each other in the settlement of such contracts or otherwise and to participate in the settlement of contracts in securities between such persons by receiving from and delivering to such persons securities required to be delivered or entitled to be received by them pursuant to such contracts and by receiving from and paying to such persons any amounts payable to or payable by such persons in connection with any of the foregoing transactions or otherwise; and to enter into all such contracts and to do all things necessary or proper to carry out the foregoing purposes.

B. to manufacture, produce, acquire, hold, use, deal in and dispose of, in any manner whatsoever, merchandise; machinery, commodities and articles of commerce of any and every class and description.

C. to acquire, purchase, hold, own, use, develop, manage, operate, lease, deal in and dispose of, in any manner whatsoever, both improved and unimproved real property and any interests therein wherever situated, and to improve the same for purposes of sale or otherwise.

D. to subscribe for, acquire, hold, buy, sell, use, deal in and dispose of, in any manner whatsoever, any securities created or issued by any persons, corporation or governmental authority.

3. The following actions shall be authorized by vote of the holders of all the outstanding shares at the time entitled to vote in the election of any directors, at any annual meeting of the shareholders, or at any special meeting of the shareholders called for that purpose: (i) any amendment of this certificate of incorporation; (ii) any amendment by the shareholders of the by-laws of the corporation; (iii) any purchase, other than a purchase incident to the corporation’s normal conduct of its business as described in subparagraph A of paragraph 2 of this certificate of incorporation, of any securities issued by any natural person, partnership or corporation; (iv) any repurchase of any securities issued by the corporation; and (v) any issuance of any securities by the corporation.

4. Except as otherwise provided by law, any or all of the directors may be removed, for cause,

by vote of the shareholders or the Board of Directors and may be removed, without cause, by vote of the shareholders.

5. There shall be one class of common shares of which the corporation shall have authority to issue 30,000 shares of the par value of $0.50 each.

6. No holder of any shares of the corporation of any class shall as such holder have any preemptive right to purchase or subscribe for any other shares or securities of the corporation of any class which at any time may be sold or offered for sale or subscription by the corporation.

7. The office of the corporation within the State of New York is to be located in the City of New York, County of New York.

8. The Secretary of State is designated as agent of the corporation upon whom process against it may be served. The post office address to which the Secretary of State shall mail a copy of any process against the corporation served upon him is 2 Broadway, New York, New York 10006.

9. The corporation intends to establish the year ending December 31, 1976 as its first calendar year for reporting the franchise tax on business corporations imposed by article nine-a of the tax law of the State of New York.

IN WITNESS WHEREOF, the undersigned, a natural person over the age of eighteen years, subscribes this Certificate and affirms the same as true under the penalties of perjury this 15th day of March, 1976.

INCORPORATOR

Thomas A. Williams
1 Chase Manhattan Plaza
New York, New York 10005

CERTIFICATE OF RESERVATION

STATE OF NEW YORK	1078 DEPARTMENT OF STATE

I DO HEREBY CERTIFY TO THE

RESERVATION OF NAME

OF (corporation name) ON (date filed)

NATIONAL SECURITIES CLEARING CORPORATION     2/17/76

TO BE FILMED AS MICROFILM FRAME NUMBER:

A 293639-1

THE ABOVE CORPORATE NAME HAS BEEN RESERVED FOR A PERIOD OF

SIXTY DAYS FROM THE ABOVE DATE FOR THE USE OF

  Milbank, Tweed, Hadley & McCloy

      FOR

Creation of a domestic corporation	Secretary of State

NAME
AND	Milbank, Tweed, Hadley & McCloy 1 Chase Manhattan Plaza New York, NY
ADDRESS
OF
FILER

☒ CHK ☐ M.O. ☐ CASH	$10.00

$10.00 CERTIFICATE TOTAL $10.00
REFUND OF $ TO FOLLOW

CERTIFICATE OF RESERVATION MUST ACCOMPANY CERTIFICATE OF INCORPORATION OR APPLICATION OF AUTHORITY WHEN PRESENTED FOR FILING.

            R662-518 R

A 300948

CERTIFICATION OF INCORPORATION

OF

NATIONAL SECURITIES

CLEARING CORPORATION

UNDER SECTION 402 OF THE BUSINESS

CORPORATION LAW

STATE OF NEW YORK
DEPARTMENT OF STATE
TAX $10
FILING FEE $50

Milbank, Tweed, Hadley & McCloy 1 Chase Manhattan Plaza New York, New York 10005		FILED MAR 17 1976

Secretary of State

By

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

WITNESS my hand and official seal of the Department of State, at the City of Albany, on August 23, 2017.

Brendan Fitzgerald Executive Deputy Secretary of State

Rev. 09/16

A 393567

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

NATIONAL SECURITIES CLEARING CORPORATION

UNDER SECTION 805 OF THE BUSINESS CORPORATION LAW

The undersigned, the President and the Secretary of National Securities Clearing Corporation, hereby certify:

1. The name of the corporation is National Securities Clearing Corporation.

2. The certificate of incorporation of National Securities Clearing Corporation was filed by the department of state on March 17, 1976.

3. The certificate of incorporation of National Securities Clearing Corporation is hereby amended pursuant to section 801(b)(4) of the Business Corporation Law to change the post office address to which the secretary of state shall mail a copy of any process against the corporation served upon him by amending the second sentence of Paragraph 8 of the certificate of incorporation to read in its entirety as follows:

“The post office address to which the Secretary of State shall mail a copy of any process against the corporation served upon him is 55 Water Street, New York, New York 10041.”

5. The amendment of the certificate of incorporation was authorized by the unanimous written consent of the holders of all the outstanding shares entitled to vote of the corporation.

IN WITNESS WHEREOF, the undersigned have subscribed this certificate and affirm the same as true under the penalties of perjury this 1st day of April, 1977.

Jack Nelson President

Robert J. Woldow Secretary

2

A 393567

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

NATIONAL SECURITIES CLEARING

CORPORATION

UNDER SECTION 805 OF THE BUSINESS

CORPORATION LAW

STATE OF NEW YORK
DEPARTMENT OF STATE
TAX $none
FILING FEE $30

Milbank, Tweed, Hadley & McCloy 1 Chase Manhattan Plaza New York, New York		FILED APR 15 1977

Secretary of State

By

Exhibit E

National Securities Clearing Corporation

Condensed Financial Statements

as of March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016

NATIONAL SECURITIES CLEARING CORPORATION

TABLE OF CONTENTS

Page

CONDENSED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016:

Statements of Financial Condition	1

Statements of Income	2

Statements of Changes in Shareholder’s Equity	3

Statements of Cash Flows	4

Notes to Condensed Financial Statements	5-9

NATIONAL SECURITIES CLEARING CORPORATION

CONDENSED STATEMENTS OF FINANCIAL CONDITION (UNAUDITED)

(In thousands, except share data)	As of March 31, 2017	As of December 31, 2016
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	$2,893,878	$2,767,668
Reverse repurchase agreements	—	100,000
Participants’ segregated cash	29,586	15,886
Accounts receivable	32,815	32,284
Clearing Fund:
Cash deposits	4,640,848	4,157,717
Securities on deposit - at fair value	201,602	242,239
Other Participants’ assets	853	665
Other current assets	4,341	12,091

Total current assets	7,803,923	7,328,550

NON-CURRENT ASSETS:
Premises and equipment - net of accumulated depreciation of $54,731 and $53,631 as of March 31, 2017 and December 31, 2016, respectively	18,622	19,722
Intangible assets - net of accumulated amortization of $90,356 and $138,274 as of March 31, 2017 and December 31, 2016, respectively	32,283	32,907

Total non-current assets	50,905	52,629

TOTAL ASSETS	$7,854,828	$7,381,179

LIABILITIES AND SHAREHOLDER’S EQUITY:
CURRENT LIABILITIES:
Commercial paper - net of unamortized discount of $2,706 and $1,669 as of March 31, 2017 and December 31, 2016, respectively	$2,542,860	$2,554,020
Accounts payable	5,967	2,578
Payable to Participants	30,439	16,551
Clearing Fund:
Cash deposits	4,640,848	4,157,717
Securities on deposit - at fair value	201,602	242,239
Other current liabilities	8,390	—

Total current liabilities	7,430,106	6,973,105

OTHER NON-CURRENT LIABILITIES:
Other non-current liabilities	10,788	10,117

Total liabilities	7,440,894	6,983,222

COMMITMENTS AND CONTINGENCIES (Note 8)

SHAREHOLDER’S EQUITY:
Common stock, $0.50 par value - 30,000 shares authorized; 20,000 shares issued and outstanding	10	10
Paid-in capital	69,442	69,442
Retained earnings	344,482	328,505

Total shareholder’s equity	413,934	397,957

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$7,854,828	$7,381,179

The Notes to Condensed Financial Statements are an integral part of these statements.

NATIONAL SECURITIES CLEARING CORPORATION

CONDENSED STATEMENTS OF INCOME (UNAUDITED)

	For the three months ended March 31,
(In thousands)	2017	2016
REVENUES:
Clearing services	$70,558	$68,993
Wealth management services	27,208	26,361
Other	785	608

Total revenues	98,551	95,962

EXPENSES:
Employee compensation and related benefits	28,962	28,573
Information technology	9,062	8,107
Professional and other services	24,600	26,599
Occupancy	1,940	3,222
Depreciation and amortization	5,729	6,548
General and administrative	1,526	2,938

Total expenses	71,819	75,987

Total operating income	26,732	19,975

NON-OPERATING INCOME (EXPENSE):
Interest income	5,867	1,441
Interest expense	(5,486)	(1,695)

Total non-operating income (expense)	381	(254)

Income before taxes	27,113	19,721

Provision for income taxes	11,136	8,172

Net income	$15,977	$11,549

The Notes to Condensed Financial Statements are an integral part of these statements.

NATIONAL SECURITIES CLEARING CORPORATION

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (UNAUDITED)

(In thousands)	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholder’s Equity
BALANCE - January 1, 2016	$10	$69,442	$283,798	$353,250
Net income	—	—	44,707	44,707

BALANCE - December 31, 2016	10	69,442	328,505	397,957
Net income	—	—	15,977	15,977

BALANCE - March 31, 2017	$10	$69,442	$344,482	$413,934

The Notes to Condensed Financial Statements are an integral part of these statements.

NATIONAL SECURITIES CLEARING CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the three months ended March 31,
(In thousands)	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$15,977	$11,549
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization	5,729	6,548
Deferred income taxes	526	371
Net change in:
Accounts receivable	(531)	(29,410)
Other assets	7,750	(1,844)
Other Participants’ assets	(188)	(177)
Accounts payable	3,389	(164)
Other liabilities	8,535	6,517
Payable to Participants	13,888	(7,108)

Net cash provided by/(used in) operating activities	55,075	(13,718)

CASH FLOWS FROM INVESTING ACTIVITIES:
Sale (Purchase) of securities under Reverse repurchase agreements	100,000	(100,000)
Change in Participants’ segregated cash	(13,700)	7,285
Purchases of Intangible assets	(4,005)	(3,585)
Purchases of Premises and equipment	—	(366)

Net cash provided by/(used in) investing activities	82,295	(96,666)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in Commercial paper, net	(11,160)	408,869

Net cash provided by/(used in) financing activities	(11,160)	408,869

Net increase/(decrease) in Cash and cash equivalents	126,210	298,485
Cash and cash equivalents - Beginning of period	2,767,668	1,320,379

Cash and cash equivalents - End of period	$2,893,878	$1,618,864

SUPPLEMENTAL DISCLOSURE:
Cash interest paid	$5,820	$416

The Notes to Condensed Financial Statements are an integral part of these statements.

NATIONAL SECURITIES CLEARING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

1.	BUSINESS AND OWNERSHIP

National Securities Clearing Corporation (NSCC or the Company), a clearing agency registered with the U.S. Securities and Exchange Commission (SEC), provides central counterparty (CCP) services to members of the financial community (collectively referred to as Participants). Services provided by NSCC consist principally of securities trade capture, clearance, netting, settlement and risk management services.

NSCC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (DTCC). Other subsidiaries of DTCC include The Depository Trust Company (DTC), Fixed Income Clearing Corporation (FICC), Omgeo LLC, DTCC Deriv/SERV LLC, DTCC Solutions LLC and Business Entity Data, B.V..

NSCC is designated as a Systematically Important Financial Market Utility (SIFMU) by the U.S. Financial Stability Oversight Council under Title VIII of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

2.	BASIS OF PRESENTATION AND USE OF ESTIMATES

Basis of presentation. The accompanying Condensed Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The accompanying interim financial statements have not been audited. As such, these interim financial statements do not include all of the information and notes required by U.S. GAAP for complete financial statements and should be read in conjunction with NSCC’s Audited Financial Statements for the years ended December 31, 2016 and 2015, which are located on the Company’s website at

http://www.dtcc.com/legal/financial-statements. See Notes 2 and 3 in NSCC’s Audited Financial Statements for the years ended December 31, 2016 and 2015, for additional information on the Company’s Summary of Significant Accounting Policies and Accounting and Reporting Developments, respectively.

The Condensed Financial Statements reflect all adjustments of a normal recurring nature that are, in the opinion of management, necessary for the fair presentation of the results for the interim period. The results of operations for interim periods are not necessarily indicative of results for the entire year.

Use of estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Condensed Financial Statements. Management makes estimates regarding, among other things, the collectability of receivables, the outcome of litigation, the realization of deferred taxes, unrecognized tax benefits, fair value measurements and other matters that affect the reported amounts. Estimates, by their nature, are based on judgment and available information as of March 31, 2017; therefore, actual results could differ materially from those estimates.

NATIONAL SECURITIES CLEARING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

3.	PARTICIPANTS’ SEGREGATED CASH, OTHER PARTICIPANTS’ ASSETS AND PAYABLE TO PARTICIPANTS

Details for Participants’ segregated cash, Other Participants’ assets and Payable to Participants as of March 31, 2017 and December 31, 2016 follow (in thousands):

	2017	2016
Assets:
Participants’ segregated cash	$29,586	$15,886
Other Participants’ assets	853	665

Total	$30,439	$16,551

Liabilities:
Payable to Participants	$30,439	$16,551

Total	$30,439	$16,551

Participants’ segregated cash represents cash received from Participants to facilitate their compliance with SEC customer protection rules. Unclaimed balances are remitted to the appropriate authority when required by abandoned property laws.

4.	CLEARING FUND

Details for the Clearing Fund deposits as of March 31, 2017 and December 31, 2016 follow (in thousands):

	2017	2016
Required deposits	$4,142,563	$3,580,823
Excess deposits	699,887	819,133

Total	$4,842,450	$4,399,956

Details for the Clearing Fund deposits as of March 31, 2017 and December 31, 2016 follow (in thousands):

	2017	2016
Cash deposits	$4,640,848	$4,157,717
Securities on deposit - at fair value	201,602	242,239

Total	$4,842,450	$4,399,956

Details for the Clearing Fund cash deposits as of March 31, 2017 and December 31, 2016 follow (in thousands):

	2017	2016
Bank deposits	$3,200,848	$3,170,717
Money market fund investments	1,140,000	737,000
Reverse repurchase agreements	300,000	250,000

Total	$4,640,848	$4,157,717

Clearing Fund Cash deposits. Participant cash deposits to the Clearing Fund may be applied to satisfy obligations of the depositing Participants, as provided in NSCC’s rules.

Refunds to Participants. Interest income earned from the investment of Clearing Fund deposits is refunded to Participants and totaled $10,083,000 and $5,893,000 for the three months ended March 31, 2017 and 2016, respectively. The amounts refunded are netted within Interest income in the accompanying Condensed Statements of Income.

NATIONAL SECURITIES CLEARING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

5.	COMMERCIAL PAPER

Details for Commercial paper as of March 31, 2017 and December 31, 2016 follow (in thousands):

	2017	2016
Commercial paper - net of unamortized discount of $2,706 and $1,669 as of March 31, 2017 and December 31, 2016, respectively	$2,542,860	$2,554,020
Weighted-average interest rate	0.96%	0.75%

Interest expense on Commercial paper included in the accompanying Condensed Statements of Income was $5,486,000 and $1,251,000 for the three months ended March 31, 2017 and 2016, respectively.

Details for the cash flows associated with the issuance and maturities of Commercial paper for the three months ended March 31, 2017 and 2016 follow (in thousands):

	2017	2016
Maturities less than 90 days:
Change in Commercial paper less than 90 days, net	$68,999	$373,008

Maturities greater than 90 days:
Proceeds from Commercial paper	574,246	70,829
Repayments of Commercial paper	(654,405)	(34,968)

Change in Commercial paper greater than 90 days, net	(80,159)	35,861

Change in Commercial paper, net	$(11,160)	$408,869

6.	DEBT

During 2016, the Company repaid a loan from its parent, DTCC. Interest on the loan was $0 and $439,000 for the three months ended March 31, 2017 and 2016, respectively, and was included in Interest expense in the accompanying Condensed Statements of Income.

See Note 10 in NSCC’s Audited Financial Statements for the years ended December 31, 2016 and 2015 for additional information.

Line of credit. The Company maintains a line of credit to support settlement. Details for the terms of the outstanding line of credit as of March 31, 2017 and December 31, 2016 follow:

	2017	2016
Committed Amount	$10.9 billion	$10.9 billion
Number of Participants / Lenders	31/37	31/37
Borrowing Rate	The greater of the federal funds offered rate, adjusted LIBOR, or lenders’ cost of funds, on the day of borrowing, plus 1.40%.

There were no borrowings under the line of credit as of March 31, 2017 and December 31, 2016.

Details for debt covenants related to the line of credit as of March 31, 2017 and December 31, 2016 follow:

	2017	2016
Minimum Net Worth	$125 million	$125 million
Minimum Clearing Fund deposits	1 billion	1 billion

As of March 31, 2017 and December 31, 2016, the Company was in compliance with its debt covenants.

NATIONAL SECURITIES CLEARING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

Credit Ratings. The Company is rated by Moody’s Investors Service, Inc. (Moody’s) and S&P Global Inc. (S&P). Details for senior debt ratings and ratings outlooks for the Company as of March 31, 2017 follow:

Moody’s (1)			S&P
Long-term	Short-term	Outlook	Long-term	Short-term	Outlook
Aaa	P-1	Stable	AA+	A-1+	Stable

(1)	Moody’s categorizes the long-term issuer ratings of the Company as a clearing counterparty rating (CCR) under their new Clearing Houses Rating Methodology introduced in January 2016.

7.	PENSION AND POSTRETIREMENT BENEFITS

Eligible DTCC employees participate in DTCC’s trusteed non-contributory defined benefit pension plan, supplemental executive retirement plan and benefit restoration plan, which provide for certain benefits upon retirement. Eligible DTCC employees also participate in DTCC’s life insurance program, which provides for the payment of death benefits to beneficiaries of eligible retired employees, and DTCC’s healthcare program, which provides benefits to eligible retired employees.

Cost allocation. DTCC allocates the cost of these plans to its subsidiaries based primarily upon the proportion of each subsidiary’s salary cost relative to DTCC’s total salary cost. The benefit plan costs allocated to NSCC were $663,000 and $988,000 for the three months ended March 31, 2017 and 2016, respectively. These costs are included in Employee compensation and related benefits in the accompanying Condensed Statements of Income.

8.	COMMITMENTS AND CONTINGENCIES

Litigation. The Company is involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such proceedings and litigation is not expected to have a material effect on the accompanying Condensed Statements of Financial Condition, Income or Cash Flows.

9.	GUARANTEES

NSCC provides CCP services, including clearing, settlement and risk management services. Acting as a CCP, NSCC guarantees the settlement of trades in the event one or more of its Participants defaults. A Participant default is defined in NSCC’s rules. In its guarantor role, NSCC has equal claims to and from Participants on opposite sides of netted transactions. To cover its guarantee risk, NSCC uses risk-based margining to collect cash and securities collateral through its Clearing Fund.

Details for certain NSCC’s open positions for which a trade guarantee applied as of March 31, 2017 and December 31, 2016 follow (in billions):

	2017	2016
NSCC	$217	$168

There were no defaults by Participants to these obligations.

See Note 17 in NSCC’s Audited Financial Statements for the years ended December 31, 2016 and 2015 for additional information.

NATIONAL SECURITIES CLEARING CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

10.	SUBSEQUENT EVENTS

The Company evaluated events and transactions occurring after March 31, 2017 through April 28, 2017, for potential recognition or disclosure in these accompanying Condensed Financial Statements. No events or transactions occurred during such period that would require recognition or disclosure in these accompanying Condensed Financial Statements.

EXHIBIT F

DIRECTORS AND SENIOR EXECUTIVE OFFICERS

Board of Directors

Robert Druskin (Non-Executive Chairman)

Michael C. Bodson

Robert L.D. Colby

Phil Davies

David S. Goone

Michael Herskovitz

Lori Hricik

David R. Kimm

Pinar Kip

Kathleen Lynch

Lester J. Owens

Doug Shulman

Paul Simpson

Gary H. Stern

Umesh Subramanian

Lee R. Waite

Lara Warner

Joseph Weinhoffer

Senior Executive Officers

Michael C. Bodson, President and Chief Executive Officer

Paula S. Arthus, Managing Director, Corporate Strategy and Chief of Staff

Susan Cosgrove, Managing Director and Chief Financial Officer

Robert Garrison, Managing Director and Chief Information Officer

Andrew Gray, Managing Director, Group Chief Risk Officer

Timothy Keady, Managing Director and Head of DTCC Solutions

Anthony Portannese, Managing Director and Head of Human Resources

Murray C. Pozmanter, Managing Director, Head of Clearing Agency Services and GOCS

Ann Shuman, Managing Director and General Counsel

Larry E. Thompson, Vice Chairman